HYPOTHEKENBANK IN ESSEN AG 04 FEB -3 AM 7:21

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ D-45018 Essen ♦ Germany

Gildehofstraße 1
45127 Essen
www.essenhyp.de
info@essenhyp.de
Tel.: +49 2018135-0
Fax: +49 2018135-200

Bank Details:
LZB Essen 360 096 10

Commerzbank AG
Bank Code 360 400 39
Account No. 1 776475

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Securities and Exchange Commission
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United States

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File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of December 31, 2003. We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

U. Meierkamp

dlw 2/4

Summarizing list of material changes made public, distributed or filed by Hypothekenbank in Essen AG in the business year 2003

04 FEB -3 AM 7:21

Subject	Sent to the SEC on
1. Summarizing list of material changes made public, distributed or filed by Hypothekenbank in Essen AG in the business year 2002 (English version) Essen Hyp's website as of December 31, 2002 (English version) Brochure: In the Spotlight: International Real Estate Projects (English version)	January 16, 2003
2. Press release on Essen Hyp's annual accounts as of December 31, 2002 (English and German version)	January 21, 2003
3. Essen Hyp's website as of January 31, 2003	February 20, 2003
4. Essen Hyp's Annual Report 2002 (German version) and Essen Hyp's website as of February 28, 2003	March 20, 2003
5. Press release on Essen Hyp's quarterly figures as of March 31, 2003 and Essen Hyp's website as of March 31, 2003	April 17, 2003
6. Essen Hyp's annual report 2002 (English version) and Essen Hyp's website as of April 30, 2003	May 20, 2003
7. Essen Hyp's website as of May 31, 2002 (English version) Press Release on Essen Hyp's "New Public-Sector *Pfandbrief*" (English version, German version) Brochure: 3rd Capital Market Conference (July 10-12, 2003)	June 26, 2003
8. Essen Hyp's website as of June 30, 2002 (English version)	July 17, 2003
9. Essen Hyp's website as of July 31, 2003 (English version) Essen Hyp's Interim Report as of June 30, 2003 (English and German version)	August 15, 2003
10. Essen Hyp's website as of August 31, 2003 (English version) Press Release on Essen Hyp's Roadshow to Madrid, London and Paris with Dr. Helmut Kohl, Bundeskanzler a.D. (English version, German version)	September 18, 2003
11. Essen Hyp's website as of September 30, 2003 (English version)	October 21, 2003
12. Essen Hyp's website as of October 31, 2003 (English version)	November 20, 2003

Essen Hyp´s Interim Report as of September 30, 2003 (English and German version) Press Release on Essen Hyp´s Interim Report as of September 30, 2003	
13. Essen Hyp´s website as of November 30, 2003 (English version)	December 23, 2003
14. Summarizing list of material changes made public, distributed or filed by Hypothekenbank in Essen AG in the business year 2003 (English version) Essen Hyp's website as of December 31, 2003 (English version)	January 20, 2003

Hypothekenbank in Essen

Aktiengesellschaft

04 FEB -3 AM 7:21

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Impressions of the Roadshows in Madrid, London and Paris

of September 30, 2003 now available under 'Financial Reports' +++ Interim Report

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Investor relations

Essen Hyp: Key competence in capital market business



The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the Bank gives long-term mortgage loans to finance both commercial property and private housing.
Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

- Ratings and Analyses
- Interest Rate Forecast G3
- Interest Rate Forecast Meeting
- Current financial and economic topics
- Roadshows
- Corporate Governance
- 10 successful years in retrospect
- Financial Calendar 2004

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Investor relations

Ratings and Analyses

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

Standard & Poor's	Rating analysis as of Aug 01, 2003 and ratings as of June 03, 2003.
Moody's	Rating analysis as of June 2002 and rating confirmation as of March 07, 2003.
Fitch Ratings	Extract; the complete report can be obtained from Fitch.

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Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2003/2004

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for the United States 2003/2004

Economic Growth

U.S. economic growth will surmount all obstacles

The U.S. economy has had to assert itself against a large number of retarding factors which affected it in the recent past, e.g. a number of corporate scandals of previously unknown dimensions, headlines about misleading share recommendations by well-known investment banks, repeated warnings of new terrorist attacks, a threatening extension of the financial crisis in Argentina, a strike of dockworkers on the U.S. western coast and rocketing energy prices. Nonetheless, the expansion of the U.S. economy did not grind to a halt – despite several market participants' dark prophecies. In contrast: in the previous year the U.S. was among the first ranks in the growth league of the OECD with a comparatively strong economic growth of 2.4%, far ahead of the euro area and the previous laggard Japan.

At the beginning of this year the mood among consumers, in industry and in what was up to now a booming construction sector, cooled noticeably. Both, the Iraq conflict and the ensuing rapid increase of energy prices, have occasionally been given as reasons for the clouding of the economic climate. In spite of these obstacles in the first quarter of 2003, production in the economy as a whole rose, according to an initial estimate of the U.S. Department of Commerce, by an annualized change rate of 1.6%.

In fact, with the end of the Iraq war and due to some signs indicating a decline of geo-political tensions in other regions, important economic growth restraints have disappeared. In the last few weeks raw material prices, for example, have significantly decreased: the price of one barrel of West Texas Intermediate oil dropped from its peak of around U.S. $ 38 at the beginning of March 2003 to below U.S. $ 26 at the end of April 2003. Gold and gas prices have also been clearly on the decline. Moreover, risk premiums on the capital markets have diminished. The various structural and cyclic lifting powers of the U.S. economy should, therefore, be able to unfold their effect unrestrictedly and thus initiate a strong economic recovery despite the prevailing pessimism. The structural lifting powers are the following:

- U.S. economic growth will also be supported by a rise in population in the coming years. According to the most recent projection made by the U.S. Census Bureau in 2000, the population of the United States will, in accordance with the basis scenario, increase from 270 million in 1998 to 404 million in 2050. This corresponds to an average annual change rate of +0.8%. The actual population increase of 288 million was even greater than the optimistic forecast value of 282 million by last year already. Two factors are responsible for this rapid population growth. Firstly, the United States is a traditionally preferred immigration country. Secondly, U.S. women have a greater birth rate than women in other industrial countries. On average, every woman in the United States gives birth to two children. This extraordinarily high birth rate applies to all social classes, and U.S. women of Hispanic origin are known to have a large number of children.

- Although at the technology stock market NASDAQ the bubble has burst, the past high investment activity in the IT segment continues to unfold its productivity-increasing effect. The thesis of a "New Economy" was proven during the last recession. For a long time sceptics of the "New Economy" claimed that the rise of productivity growth in the latter part of the 1990s was, to a large extent, due to a favourable business cycle. In the course of the recession of 2001 however, the previous year's change rate of productivity did not drop contrary to the normal pattern, below zero. During the following year of recovery, 2002 growth of productivity even reached, at 4.8%, the highest level since 1950. This enormous productivity progress enabled U.S. companies to expand their profit margins even in a situation of price stability due to falling unit labor costs. NIPA corporate profits after tax (without banks) surpassed their previous year's level by approximately 60% in the last quarter of 2002. The rise of profits and profit expectations will initiate an accelerated investment activity and, finally, result in more employment. To some extent this upswing pattern has already started: investments in information technology and software have risen in five successive quarters. At exactly 10% the previous year's change rate was again a double digit figure in the first quarter of 2003. The past poor situation on the NASDAQ forces the comparison with a similar situation in the 19th century. Investments in bonds and shares of railroad companies were the fortune-promising phenomenon of that time. In spite of the insolvency of the famous railroad financier Jay Cooke & Co. in 1873, which resulted in a panic on the stock markets, the railroad continued to expand in the following years and thus, comparable to the internet of our times, the possibility of using the welfare-increasing effect of labor division.

- The negative wealth effect of the past stock market baisse will be weaker than so far expected. The survey of the financial situation of U.S. consumers, made by the Federal Reserve every three years, revealed that in accordance with an extrapolation of October 2002 – the low point of U.S. stock markets in 2002 – wealth of U.S. consumers greatly exceeded the level at the end of 1998. Moreover, the survey shows, that it is still predominantly people with larger income who invest in the stock market. For typical U.S. consumers the value of their family home continues to be the decisive factor in their individual wealth situation. According to the Office of Federal Housing Enterprise Oversight (OFHEO), house prices increased on average by almost 7% in the final quarter of 2002, compared to the final quarter of 2001. Furthermore, the International Monetary Fund (IMF) alleged in its most recent global economic report that the retarding effect of the slump in share prices – almost three years after the all-time high – will soon ease off.

Due to the above-mentioned two structural arguments we evaluate the growth capacity of the U.S. economy at way above 3%. Also time series analytical research, too, comes to this result. The various cyclic lifting forces should, moreover, result in change rates above this rate in the coming quarters.

- First and foremost, the extremely expansive monetary policy of the Federal Reserve has to be mentioned here. After the Federal Reserve reduced the federal funds target rate in eleven steps from 6.5% to 1.75%, the key central bank rate was again cut to 1.25% in November 2002. This monetary loosening also contributed to improved conditions for long-term funding. The effective interest rate of 30-year mortgage contracts, for instance, was at 5.75% in March 2003, on the lowest level since the availability of corresponding data in 1971. This historically low interest rate level resulted in a renewed, and so far unprecedented, flood of mortgage loan applications in the first quarter of this

year. Home owners wanted to either reduce their debt burden by leaving their old contracts and newly contracting their mortgage loans with better terms, or to use the increased value of their home to apply for a higher mortgage loan. In view of this development U.S. consumers can expect a considerable influx of free funds in the coming weeks and months. According to the Federal Reserve, households extracted almost U.S. $ 200 billion in form of liquid money from home as consequence of the recent flood of refinancings in 2002. Surveys of the Federal Reserve showed that in the past half of the money extracted from home equity was used for financing private consumption and property improvement, with the other half being used for paying off high interest-bearing consumer debts (credit card debts). As a result, again this time private consumer expenditure should be noticeably boosted through future refinance payments. Low interest rates not only stimulate refinancing activities but also original mortgage loan applications in order to buy property. The corresponding index of the Mortgage Bankers Association of America reached an all-time high at the beginning of May 2003 and is, thus, a forerunner for a rebound on the residential property market.

- U.S. President Bush had to withdraw from his initial intention to reduce taxes by U.S.-$ 725 billion in the next ten years due to opposition in Congress. In April this year President Bush pleaded "only" for a tax relief of at least U.S.-$ 550 billion. Tax plans of the U.S. administration include the removal of taxation on dividends as the largest relief, as well as an earlier implementation of previously-agreed income tax cuts. The Budget Office of the U.S.-Congress has estimated that the "Jobs and Growth Plan", proposed by the administration in January 2003, would reduce the balance of the Federal Budget in the fiscal years 2003 and 2004 by 34 and 118 billion U.S.-$ respectively. Thus, following the impending budget debates and a restrictive fiscal policy by the federal states this and the next year, even against the background of further cuts to be expected in the volume of relief, an expansive impetus should be initiated by the fiscal policy of the overall state. Furthermore, the fact alone that taxes have been reduced in recent years and that further tax cuts still are number one on the political agenda, should influence long-term income expectations and thus also have a positive impact on consumer spending.

- In the past months U.S. companies have merely moderately raised their inventory levels – which is also due to the imponderabilities of the Iraq conflict. In February 2003 the relation of inventory to sales was, at 1.37 only slightly above the historic low of 1.35, reached six months ago. Therefore, companies will strongly increase their inventory investment if an acceleration of overall economic demand will materialize or is even only anticipated.

- Export activity will see a moderate upturn caused by the depreciation of the U.S. $. Compared with the peak of February 2002 the external value of the U.S.-$ has decreased by about 5.5%, against the currencies of a broad group of important trading partners. Nonetheless, the U.S. trade deficit will continue to grow and therefore weigh on GDP growth, because an accelerated import surge, due to an buoyant domestic demand, will do more than just compensate the risen export activity. However, compared to the previous year, the growth burden caused by net exports, will be weaker this and the next year. The fact that profits of multinational companies increase due to the dollar weakness, results in a further expansive impetus, since profit conversion of foreign subsidiaries into the domestic currency is conducted only on the low price of the U.S.-$. The most recent examples for the positive currency effect are the quarter results of McDonald's and Procter & Gamble.

As a result of the above arguments the expected growth rate for this year is 2.7% and for next year 4.2%.

Development of Consumer Prices

A known pattern: inflation in an early upturn phase is no topic

In the United States there has been a noticeable upsurge in consumer prices. The annual change rate of the consumer price index increased from 1.1% in June 2002 to 3% in March 2003. This price increase is exclusively a result of the rise,, of energy prices. The core inflation rate however, which reflects the basic inflation trend more adequately, has declined since December 2002. The "Business Cycle Dating Committee" of the economic research institute NBER is very likely to determine this date as the end of the last recession. On this occasion a known pattern of the inflation trend is again proved true: the inflation rate drops in the early phase of an upturn.

In the course of the upturn following the recession of 1991/92 it took almost nine years until the disinflation process stopped. Regarding the current significant under-utilization of capacities and falling unit labor costs the decline of the core inflation rate will continue. This is not opposed by the noticeable price pressure which developed at the early stage of the production chain. In 1994, for example, an equally strong producer price increase for intermediate products did not initiate a sustained inflationary process at consumer level, although unit labor costs did not decrease, but increased slightly. In accordance with this argumentation the "Beige Book" of the Federal Reserve of March described: " Few firms said they were able to pass along much, if any, of these cost increases to their customers. Competition from both domestic and foreign producers helped keep final goods prices in check." Moreover, not only falling crude oil prices but also already declining quotations for non-energy crude materials indicate that price pressure on the early stage of the production chain, which currently can still be noticed, will considerably decrease.

The annual average change rate of the consumer price index will, thus, decline from this year's 2.4% to 1.5% next year.

Key Interest Rates

Interest rates will increase this year

In its press release of March 18, 2003 the Federal Reserve attributed the rather weak economic growth report of the first quarter of 2003 to the oil price increase and other consequences of geo-political instabilities. Since the Iraq war turned out to be a success for the allied troops in the mean time, other trouble spots like South America lost explosiveness and crude oil prices are slowing down, the Federal Reserve hold the view that most retarding factors have petered out. As a result, after its meeting at the beginning of May, the Federal Open Market Committee (FOMC) of the Federal Reserve described the upwards and downwards risks for economic growth as balanced, despite the most recent publication of disappointing industrial production and labor market data. In compliance with our forecast the U.S. economy will grow by change rates above the potential growth rate, starting from the third quarter of this year. Thus, it can be assumed that the U.S. Central Bank will consider economic growth as so safe, that there in no more need for an extremely accommodative monetary policy in the fourth quarter of this year at the latest.

This forecast is in line with the statement of Thomas Hoenig, President of the Federal Reserve Bank of Kansas City, that U.S. monetary policy is confronted with the challenge "... to keep rates low to sustain the recovery, while also maintaining a sense of when to begin reversing policy." The federal funds target rate will therefore be 1.5% at the end of this year and 3.25% at the end of next year. In spite of this forecast of a significant monetary tightening the monetary policy [1] of the Federal Reserve will continue to be expansionary by the end of 2004.

Bond Market Trends

Economic growth surprise makes yields rise up to 5% at the end of 2003

In the last months and quarters the expression "deflation" was a decorative headline not only of numerous economic articles, but also a number of Federal Reserve representatives dealt intensely with the scenario of a general decline in prices in presentations and articles. Nonetheless or perhaps just due to that the current price trend on the capital markets seems to have drawn only little attention up to now. Capital market participants rather doubt the sustainability of the U.S. upturn. The repeatedly occurring temporary falling behind of economic growth indicators, thus, affirms the pessimistic view of market participants. In that environment, for example, yields of U.S. Treasury notes maturing in February 2011 dropped from their 5.45% peak in March 2002 by 218 bp to a low of 3.27% in March of this year. Yields of inflation-indexed Treasury Notes with maturity in January 2011 dropped in the same period by 190bp. From the largely parallel development of nominal yields of conventional bonds and real yields of inflation-indexed bonds it can be derived that the bull market of bonds, which lasted until March this year, could be almost exclusively attributed to the clouding of economic growth expectations. The decline of the inflation premium has thus contributed only 13% to the extremely friendly bond market.

The analysis of the past yield development is therefore indicative of future capital market trend. The fulfilling of our economic growth forecast, which predicts a growth rate of 2.7% for the United States this year, will catch the capital markets on the hop. Economists surveyed by the British journal "Consensus Forecast" in April 2003, forecast an average growth rate of 2.3% for the year 2003. Indeed, various discussions with bond fund managers suggest that the economic growth expectations of market participants could be even more restrained. Besides, increased issue of government debts on the capital market by the U.S. administration could be employed as an argument for rising yields. The OECD showed, in the scope of its half-yearly economic growth outlook, that the expected budget deficit of the administration (in % of GDP) correlates positively with the interest rate spread between long-term Treasuries and money market securities.

Our expectation of strongly surging capital market yields is in no way contradicted by falling inflation rates. Firstly, the current implicit inflation premium of the market corresponds more or less, at approximately 1.6%, to our inflation forecast for 2004. Secondly, in an environment of strong economic growth, falling inflation rates will not supply the deflation speculators with further arguments to put forward. With a look at the U.S. economic history, deflation periods were always accompanied by a reduction of the aggregate economic demand [2].
Consequently, yields of 10-year U.S. Treasuries will rise from 3.94% in April 2003 to 5% by the end of the year. Next year yields will continue to increase up to a level of 5.5%.

1. Quoted pursuant a Bloomberg release of April 22, 2003.
2. It is controversial whether the period from 1882 to 1896, in which the price level dropped by average of 3.3% per year and GDP increased by average of 2.4% per year,

can still be classified as period of price stability or of moderate deflation.

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2003/2004

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for the Euro Area 2003/2004

Economic Growth

Domestic economic growth remains without momentum

The hope, cherished by some market participants not long ago, that the euro area could take over the traditional role of the United States as economic growth impetus of the world economy, was bitterly disappointed. Economic growth in the euro area has weakened from 1.5% in 2001 to a lean 0.8% last year. Even this low growth was to a large extent due to an extension of the net exports, while domestic demand almost stagnated. Several factors can be determined for the weakness of domestic economic growth. The recent rise of oil prices, balance sheet irregularities in French and German companies as well as geo-political instabilities weakened the economic growth in the euro area. Moreover, the real and the supposed price increases accompanying the introduction of the euro notes and coins have dulled the mood of consumers. And last but not least, last year has seen a less expansionary monetary and fiscal policy in the euro area than in the United States.

Market participants now hope that this time accelerated growth will really come true in the second half of the year, something that has been forecasted very often already. In fact: several reasons can be found for a brightening of economic growth in the euro area:

- The forecast inflation decrease will raise consumers' purchasing power and stimulate sales.

- The export market share of goods and services in euro area's GDP has risen according to ECB calculation from 17.1% in 1998 to 19.8% in 2001. Therefore, economic growth in the euro area will benefit greatly from a global recovery (by comparison: in 2001 the corresponding Japanese export quota was just 11%). As a result, the considerably retarded effect of the euro appreciation can inhibit the rise of net exports, but not reverse it.

- The ECB monetary policy is expansionary. Based on the preliminary inflation rate of 2.1% in April 2003 the actual real 3-month money market rate of the corresponding period was only approximately 40bp and thus represented a new low - regardless whether a German or a hypothetical data series for the euro area is used as a comparative measure.

- Companies in the euro area have gradually reduced inventory since the beginning of 2001. Thus, in 2001 and 2002 the rise of the GDP was trimmed by 0.4 and. 0.1 percentage points respectively. According to a survey of the European Commission, in the course of these inventory reductions the proportion of companies which still consider their inventory as too high has slightly declined and recently reached its long-standing average. Thus, inventory investments should contribute slightly to growth in this and the next year.

However, despite these reasons the upswing in the euro area will be very weak, because the euro area's economy differs in two essential characteristics from its big brother overseas.

Firstly, technological progress in the euro area was not accompanied by an accelerated productivity growth. In contrast: the trend of productivity growth in the euro area is orientated downwards. Last year the rise in productivity was only 0.4% compared to the previous year. But according to an estimation of Commerzbank AG wages increased in the same period by 2.7% compared to the previous year, representing the same growth rate as in 2001. As a result, unit labor costs will have risen by 2.3% compared to the previous year. Since sales prices of the companies – approximated by the deflator of the GDP – will have risen by only almost 2% compared to the previous year, it can be assumed that profit margins have diminished and, as a result, company profits have declined. Since profits and profit expectations are the determining features for company investments, a sustained and strong recovery of investment activity cannot be counted on, nor therefore an overall economic growth in the euro area.

Secondly, demographic development in the euro area represents a significant burden on economic growth. According to the most recent projection of the United Nations the population of the current twelve member states of the European Monetary Union (EMU) will decrease from 304 million people in 2000 to 290 million in 2050. Moreover, the entry of the ten East European countries into the European Union in May 2004 will aggravate the demographic situation instead of relieving it (see the current graph). With reference to the UN forecast, for example, the population of Bulgaria will decrease in the next 50 years by 35%. According to information of the UN there will be a calculated drop in population in the expected future currency area EU 22 from 379m people in 2000 to only 351m in 2050. The economic effects of this population decrease in Europe are significant. The review [3] of the European Commission, for example, came to the conclusion that the annual potential growth of the confederation EU 15 – under optimistic assumptions concerning the alteration of the total factor productivity – will amount to merely 1.3% in the period of 2000 to 2050. Occasionally euro area optimists use the argument that local consumers are less highly indebted than their U.S. counterparts and could therefore be the forerunners of an upswing in the euro area. But even if you believe in the first claim, this conclusion cannot be accepted. As long as demands for tax increases are predominantly heard in the public discussion, in order to save the empty state coffers, and given that the legal provision for old age pensions is beginning to sway, and that there is no ray of hope on the labor market, then consumers will hardly be willing to reduce their admittedly high level of savings. Thus, the euro area's GDP growth will only come up to a modest 0.9% this year. The speed of expansion will accelerate to a moderate growth rate of 1.7% in the next year.

Development of Consumer Prices

Temporarily significant fall below the 2% rate

According to an advance estimate by Eurostat, consumer prices have merely risen by 2.1% in April of this year, compared to last year. The recently revised range of rates close to 2% which the ECB deems compatible with price stability, is now in sight. In view of the ongoing weakness of domestic demand, falling raw material prices and the rapid euro appreciation, a decrease below the 2% rate can be expected this spring. Also, in the further course of the year, inflation will remain significantly below this rate. Nonetheless, this forecast of a considerable inflation decrease will not be the beginning of a lasting drop below the 2% rate. Surveys of the Centre for European Economic Research among financial market analysts as well as anecdotal reports among traders actually show that the current economic situation in the euro area, and in particular in

Germany, is evaluated as bad as it has not been for a long time. But the present capacity utilization in the euro area's manufacturing industry – the traditional business cycle indicator – is only slightly below the long lasting average. Furthermore, Deutsche Bundesbank publications show that even in Germany industrial indicators, like incoming orders and production, still exceed their medium-term trend. The current situation in the euro area is characterized not only by a temporary weakness in demand, but also by a low trend growth. To put it more bluntly: crisis has become a normal condition. This thesis is in line with the fact that the core inflation rate only turned downwards in April 2002, although the economic slowdown began in the second half of 2000. And finally, in view of empty state coffers there is the real fear that the price level might rise again due to an increase of administered prices and indirect taxes. The intended tobacco tax hike by 1 Euro per packet in Germany is a vivid example.

In an environment of low capacity growth even a moderate economic growth of just 2% may be sufficient in order to revive dangers of inflation. In so far, one has still to agree with the opinion of Otmar Issing, chief economist of the ECB, that stagflation represents a greater risk than deflation in the euro area [4]. This year the average inflation rate will be 1.6% and in the coming year 1.4%.

Key Interest Rates

A last reduction of interest rates by 50 bp

Apart from a large number of investment bank economists the International Monetary Fund (IMF), the OECD and the six economic research institutions declared themselves in favor of a further reduction of the ECB's key interest rate. As a result of the euro appreciation the pressure on the ECB, in particular from the Anglo-Saxon economic media, to slacken its hold on the monetary reins, increases every day. Calculations indicate that the retarded effects of the euro appreciation which occurred after the previous interest rate cut on March 6, 2003 corresponds to a monetary tightening of about 50 bp. Thus, the ECB will use the temporary decrease of inflationary pressure, due to the euro strength and declining oil prices, as an argument for paying the flagging economy in the euro area the necessary tribute, by reducing their key interest rate by 50 bp in June this year. A further loosening of monetary policy, however, is less likely. Firstly, the euro area's weakness in growth cannot, according to the ECB's view, be overcome on the long run by cheap money but requires resolute structural reforms. Secondly, the current inflation rate of 2.1% remains above the new and vague ECB inflation target, regardless of the forecast falling price increase rates; a target which ECB vice president Lucas Papademos described as follows: "..., the aim of policy will be inflation close to 2% from below." [5] In the past the ECB's hopes that the inflation rate would soon drop below the 2% rate were often disappointed. Thirdly, growth of the M3 monetary stock has considerably exceeded its reference value of 4.5% for some time. In the editorial of the its monthly Bulletin of April 2003 the ECB spoke, with more concern than before, about the growth of money supply: "As a consequence of the protracted period of high M3 growth, substantial excess liquidity has been accumulated in the euro area." Fourthly, the recovery of the capital markets reduces the necessity for an additional expanding impulse on the part of the Central Bank.

Bond Market Trends

No decoupling from U.S. lead

Germany's capital market yields were clearly on the decline during the previous year. The yield of 10-year Bunds dropped from its peak of 5.28% at the end of March 2002 to 4.19% at the end of December 2002. This friendly bond market development continued at the beginning of 2003. Yields on 10-year German federal bonds decreased to 3.8% in March and thus, were only 15 bp above the yield low seen in 1999. Mid-May 2003 long-term Bunds still yielded just below the 4% rate.

The bullish view is that the hopes for a reduction of the ECB's interest rates, the flagging economy in the euro area and the forecast decline of inflation are adequate ingredients for a friendly bond market in the further course of the year. This view was given new impetus by a Deutsche Bundesbank statement in its monthly report of February 2003: "The euro-area capital market has noticeably **detached** itself from the "standards" set by the U.S. market. At all events, in contrast to the euro area, there was no clear interest rate trend in the United States. Yields on ten-year U.S. Treasuries rose more sharply in mid-October than their euro-area counterparts but then plummeted back to their original level more quickly. Since early October, long-term U.S. interest rates have hovered around the 4% mark. The euro area's interest rate advantage has therefore decreased from around three-quarters of a percentage pint to minuscule values." [6] A decoupling from the U.S. lead could easily be justified, because regarding the pure expectation theory long-term bond yields has to correspond with the (geometric) average of anticipated short-term interest rates of the investment horizon. Since the ECB cannot avoid reacting to the structural growth weakness in the euro area by paying for it with a permanently low key interest rate, the current long-term interest rates in the euro area would have a wide downwards margin despite their already historic low.

In spite of the stringency of the expectation theory, however, empirical evidence for a permanent decoupling of the EMU's bond market from the U.S. lead is rare. Dr. Thorsten Schmidt of the Rhine-Westphalia Institute for Economic Research and Klaus Holschuh of the DZ Bank AG both come to the result, in their respective econometric studies dealing with the determining reasons of the German long-term yields, that the influence of U.S. yields has not decreased but rather increased over time. Although reading the German economic media leads to the conclusion that there is only the possibility of a drop in long-term interest rate in the EMU, a moderate rise in interest rate could nonetheless be forecast. At this point it is worthwhile to look back to the disastrous development on the bond market in 1994. At that time, the Federal Reserve stopped its policy of low interest rates, raising the federal funds target rate from 3.0% to 5.5% within one year. This monetary tightening did not remain without consequences for the U.S. bond market: yields of 10-year Treasury Notes increased from 5.75% at the beginning of the year by 206 bp to 7.81% at the end of the year. At the same time the Deutsche Bundesbank, in contrast, was cutting its key interest rate. In 1994 the German Central Bank lowered their discount rate from 5.75% to 4.5% in order to adjust to the rapidly falling German inflation rate. Despite these extremely positive national influencing factors the German bond market could not manage to decouple from the development abroad. Yields on 10-year Bunds rose at the beginning of the year from 5.55% by 205 bp to 7.6%, which reflects an almost identical development of the bond markets in Germany and the U.S. respectively, despite completely different conditions.

Since, at that time, "eurosclerosis" was not as fiercely as it is today, the euro area bond market will now follow the U.S. lead to a large extent, albeit not completely. Thus, yields of 10-year German Bunds will increase from 3.91% as of the middle of May up to 4.6% at the end of 2003. Next year the yield increase will continue to a level of 4.85%. Yield advantage of 10-year German public-sector Pfandbriefe will remain stable for the forecast period at 25 bp compared to German Bunds of the same duration. As a result of the forecast yield development the reversal of interest rate

advantage of EMU government bonds, compared to their U.S. counterparts, into a disadvantage will consequently contribute to our expected euro depreciation.

3. See: European Commission, "The EU Economy: 2002".
4. See: Professor Otmar Issing, "The Euro after four years: Is there a risk of deflation?", p.11, 16th European Finance Convention, London, December 2002.
5. See. ECB Press Conference, Press seminar on the evaluation of the ECB's monetary policy strategy, p.5, Frankfurt, May 8, 2003.
6. See: Monthly Report February 2003 of the Deutsche Bundesbank, p.20, accentuations by the author

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2003/2004

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for Japan 2003/2004

Economic Growth

No longer at the bottom of the global economy

Despite a statistical negative overhang in 2001, Japan has achieved an economic growth of 0.3% in 2002, and, thus has handed over the last position in the list of global economies to Germany and the Netherlands. While the expansion of net exports was responsible for a GDP rise of 0.7 percentage points, economic growth was impeded by domestic demand by 0.4 percentage points. This decline was due to decreasing investments by private companies and public expenditures. Despite lower wages private consumption recorded a growth rate of 1.5%.

The growth rate of Japanese GDP has risen from -2.4% in the fourth quarter of 2001 to +2.8% in the fourth quarter of 2002. Although the development of the Japanese stock market – the Nikkei 225 dropped below the 8000 points mark in April 2003 and thus, to the lowest level of about the last 20 years – suggests that the economic upturn has come to an end at the beginning of this year, economic growth indicators merely show that the upswing lost momentum during the first quarter of 2003. Shipments of industrial goods have risen by an annual rate of as much as 1.7%, the unemployment rate remains below the peak of 5.5%, the number of new vehicle registrations increased, private incoming orders jumped and the coincident indicator of the Economic and Social Research Institute clearly surpassed the so-called threshold to expansion of 50 by far during three consecutive months. Therefore, the consensus expectations for this year's economic growth have been raised due to the better than expected current economic data from 0.4% in January 2003 to 0.8% in April 2003.

Nevertheless, the previous year's macroeconomic expansion pace can not be maintained. In March 2003 the early indicator of the Economic and Social Research Institute dropped below the threshold of expansion for the first time since four months. Moreover, – based on the official projection of the Japanese Ministry of Economy, Trade and Industry for April and May – a contraction of industrial production can be expected for the second quarter.

Up to now the Japanese economy has profited notably from the successive reduction of the foreign trade barriers, especially since the People's Republic of China joined the World Trade Organization. Meanwhile, exports to China comprise approximately 10% of the whole of Japanese exports of goods and has risen by a change rate of approximately 35% in the last year. However, Japanese export activity currently is affected by the pulmonary disease SARS rampant in East Asia. According to evaluations by the Asian Development Bank, growth in the People's Republic of China will be subdued by 0.8 percentage points, if the SARS crisis lasts until September 2003. Against the background that the Chinese economy will have grown by approximately 8% in 2002, compared to satisfactory 7% in 2001, and market forecasts for the next two years also range between 7% and 8%, this forecast growth loss has to be seen in relative terms. Furthermore, the Japanese economy will benefit from the forecast economic growth recovery in its by far most important export market, the USA. Compared to the generally rather weak U.S. dollar, the yen appreciation has been rather moderate. Despite the persisting under-utilization of capacities an overall more

active export activity, as has been shown in the past, will boost company investments. The current development of company profits does not oppose this scenario, since in the final quarter of 2002 results of Japanese companies exceeded the previous year by approximately 23%. This profit development was accompanied by an expansion of the profit margin. According to the TANKAN economic growth survey, Japanese companies expect another increase of profits this year.

Following a phase of weakness in the first half of the year Japanese economic growth will thus revive by the end of the year, caused by an expansion of net exports, accelerating equipment investment and increased stock building. The annual average increase of GDP will be 1.4% this year and also 1.4% next year.

Development of Consumer Prices

Decrease of consumer prices is slowing down

Japanese deflation has almost tapered off. In March 2003 the consumer price index was just 0.1% below its previous year's level. The decreasing deflation, however, results to a large extent from the 10% rise of the volatile prices for fresh food. Without food, the estimated cost of living dropped by 0.6% in March. Besides the dismal domestic demand, also the less expensive imported goods from South East Asia, the technological progress and deregulations have forced down the price level. Nevertheless, deflation pressure may decrease in the near future, despite the diminishing, but still significant under-utilization of capacities. The expected acceleration of economic growth, which will with a certain time lag be followed by a stabilization of domestic demand, a lower price decrease at the early stage of the production chain as well as the increase in health costs during the reform of the compulsory health insurance are all indicators of this development. Moreover, rise of Chinese consumer prices since the beginning of this year can be seen as an indicator of the end of the deflation import from South East Asia. Thus, the annual average change rate of the consumer price index will be –0.3% for this and the next year.

Key Interest Rates

Unorthodox measures for stimulating economic growth

After the Bank of Japan reached the end of the line with its low interest rate policy, it decided on March 19, 2003 to select the volume of commercial bank deposits on their accounts as an intermediate target for their money policy. The original target was a volume of 5 trillion yen. Meanwhile, the Japanese Central Bank has raised the target to a range of 22 to 27 trillion yen. On May 12, 2003 deposits were at 26.69 trillion Yen. Due to the shattered Japanese bank system, this huge liquidity provision has not yet affected the broader money supply aggregates. Given that the monetary base saw a rise of 11.2% in April 2003, compared to the previous year, the money supply aggregate M2+CD of the same period has merely increased by 1.4% due to a decrease in bank credits. The attempt of the highly indebted Japanese companies to fund investments with own capital, as well as the very low willingness of banks to grant credits to companies with a poor credit standing, are reasons for the decline of the credit volume. In February 2003 private banks in Japan reduced their credit volume by 2.5%, compared to February 2002. Against the background of the vulnerable bank system the Japanese Central Bank started to buy shares from the investment portfolio of the private banks in November 2002 in order to reduce their susceptibility to stock market fluctuations. Moreover, the Bank of Japan is considering the acquisition of bonds covered by credits on small and medium-sized companies in order to further

promote economic expansion. This approach of the Central Bank would result in the evasion of the hesitantly credit granting of the corporate banks to these companies. It is assumed that, in spite of regulatory concerns, the Central Bank will soon take the unusual step of buying bonds covered by claims to private debtors. Besides, the Bank of Japan will buy more Japanese government bonds on the open market in the next months. The reason for this is the following: if monetary alimentation of government borrowing results in inflation expectations on the markets, the likely decline of long-term real interest rate would be a in the very interest of the Central Bank.

Bond Market Trends

Under the wings of the Central Bank

Riding on the coat-tails of a global bull bond market the open market acquisitions of the Japanese Central Bank have pushed the yield level of Japanese government bonds to an all-time low. The yield of 10-year bonds dropped in Mid-May 2003 to only 0.58%. Even if based on pessimistic assumptions for future GDP and price development, this extremely low yield level has to be considered as a bubble. Capital market participants have to assume that the Central Bank will not reach its target of an inflation rate above zero in the coming years and that the economy will only be on a very flat expansionary path. However, from 1991 to 2002 the average growth rate of the Japanese economy was 1.1% per year, i.e. only 0.2 percentage points lower than the German growth rate in the same period. Nonetheless, a strong yield surge cannot be assumed. The down beaten Japanese private banks, which hold the greater part of government bonds, could hardly shoulder additional depreciations on their assets as a consequence of crashing bond prices. Therefore it is in the interest of the Central Bank to prevent an aggravation of the bank crisis by a continuously supporting of the bond market. The Bank of Japan is aware of this danger: "It should be noted that financial institutions are vulnerable to interest rate volatility risk if interest rates surge in a manner inconsistent with the state of the economy."[7]

7. See Bank of Japan, "Outlook and Risk Assessment of the Economy and Prices". April 2003, p. 5.

Interest Rate Forecast

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: Dirk.Chlench@essenhyp.com

- Forecast meeting Nov 03, 2003
- Forecast meeting Mar 27, 2003
- Forecast meeting Nov 6, 2002
- Forecast meeting Aug 19, 2002
- Forecast meeting May 14, 2002
- Forecast meeting Feb 07, 2002
- Forecast meeting Oct 01, 2001
- Forecast meeting Jun 19, 2001
- Forecast meeting Jan 24, 2001
- Forecast meeting Nov 22, 2000
- Forecast meeting Sep 14, 2000
- Forecast meeting Jul 18, 2000
- Forecast meeting May 16, 2000

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. The attached economic charts illustrate our findings. We monitor economic and financial developments in the USA, the euro area and Japan. If you have any comments or questions, please call:

Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Articles in 2003

- Rare Gems November/December 2003
- Japan hands the wooden spoon to Germany! September/October 2003
- World: A global economic upturn is underway! July/August 2003
- Germany: Glimmer of hope for an economic revival! May/June 2003
- Germany/Europe: Build up anti-cyclical stock positions March/April 2003
- USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003? January/February 2003

Articles in 2002

- USA: The last ray of hope for the world economy November/December, 2002
- Germany: From powerhouse to poorhouse of Western Europe? September/October, 2002
- USA: The U.S. consumers are well alive and kicking! July/August, 2002
- World:Real interest rates and funding conditions May/June 2002
- Euro area: Markets will once again beat economists on ECB rates! March/April 2002
- USA: Don't bet on a double dip in the United States! January/February 2002

Articles in 2001

- World: Will the New Economy Continue? November/December 2001
- USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
- Germany: Searching for the trough of the business cycle July/August 2001
- USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
- Japan: A brief review of the recent BOJ monetary policy March/April 2001
- USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

Articles in 2000

- Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
- Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
- USA: A flexible labor market is the key issue for a bull market. July/August 2000
- Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market ? May/June 2000
- USA: Overvalued US stock market - so what? March/April 2000
- Germany: The return of inflation? January/February 2000

Articles in 1999

- World: The role of asset prices in US Fed and ESCB monetary policy December 99
- World: Some Thoughts on the 'liquidity' argument November 1999
- USA: Inflation-led interest rate fears - and rightly so? October 1999
- USA: Don't stay long in bonds September 1999
- Euro area: A review of the first six months of the euro currency August 1999
- USA: Do we get a bear market like in 1994 ? July 1999
- USA: Real Wages versus Unemployment Rate June 1999
- Germany: Consumer Price Inflation Forecast for 1999/2000 May 1999
- Euro Area: Implied inflation expectations April 1999
- Euro Area: Real 3-month interest rates March 1999
- USA: Personal savings rate February 1999

Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

Our latest roadshow presentation "Economic and Interest Rate Outlook"
is available for download here.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

> Declaration of Compliance with the German Corporate Governance Code (PDF)
> Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (PDF)

Business progress of Hypothekenbank in Essen AG

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Claims outstanding:											
Mortgage loans	108	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290
Public-sector loans	603	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870
Bonds and notes **)	31	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286
Other claims	0	460	491	174	461	672	888	1,591	2,415	2,703	4,035
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884
Public-sector *Pfandbriefe*	819	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738
Other bonds and notes / other liabilities	0	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855
New lending commitments:											
Mortgage loans	135	289	166	329	427	266	415	574	1,216	1,366	1,627
Public-sector loans	875	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235
Bonds and notes**)	31	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420
Capital and reserves:											
Subscribed capital and reserves***)	41	141	157	260	265	311	377	454	426	554	554
Profit-sharing capital	0	31	36	54	54	129	187	243	255	279	284
Subordinated liabilities	0	33	33	130	130	155	189	244	244	298	297
Balance-sheet total:	1,103	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979
Net interest and commission income:	5.0	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5
General operating expenses:											
Personnel expenses	0.8	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8
Other administrative expenses	0.7	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0
Operating result:	5.1	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3
Net income for the year:	3.1	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2
Allocation to revenue reserves:	3.1	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0
Total distribution:	0.0	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2

Notes: *) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

Investor relations

Financial Calendar 2004

Key Dates 2004	
March 18, 2004	Annual General Meeting and (Supervisory Board) Meeting on the 2003 Annual Accounts
March 19, 2004	Press Conference on the 2003 Annual Accounts and publication of the German version of our 2003 Annual Report
May 2004	Publication of the English version of our 2003 Annual Report
Mid-August 2004	Interim Report as of June 30, 2004
Mid-November 2004	Interim Report as of September 30, 2004

Credit Research

Overview

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

- **Investment of available funds**

Derivatives

- Counterparty ratings
- Yield curve distribution

Ratings

- Overview of ratings

Code of Conduct

- Outline

Mortgage Loans

Breakdown of mortgage portfolio
- domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of non-cover loans
- Loans with a LTV > 60%

Breakdown of new lending commitments
- domestic loans by type of property, region and LTV
- foreign loans by type of property, country and LTV

All figures are updated periodically (see Overview of updates).

Overview of updates

Subject	Update period	Last update
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	12.2003
by borrowers and regions	monthly	12.2003
by countries	monthly	12.2003
by risk weighting	monthly	12.2003
derivatives serving as cover	monthly	12.2003
Cover pool at market value		
Development/ Stress scenario	monthly	12.2003
Surplus cover	monthly	12.2003
Breakdown of new lending commitments		
by rating	monthly	12.2003
by borrowers and regions	monthly	12.2003
by countries	monthly	12.2003
by risk weighting	monthly	12.2003
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	12.2003
by borrowers and regions	monthly	12.2003
by countries	monthly	12.2003
by risk weighting	monthly	12.2003
Breakdown of new lending commitments		
by rating	monthly	12.2003
by borrowers and regions	monthly	12.2003
by countries	monthly	12.2003
by risk weighting	monthly	12.2003
Investment of available funds	monthly	12.2003
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	12.2003
foreign loans by type of property, country and LTV	quarterly	12.2003
derivatives serving as cover	monthly	12.2003
Cover pool at market value		
Development/ Stress scenario	monthly	12.2003
Surplus cover	monthly	12.2003

Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	12.2003
Breakdown of new lending commitments		
domestic loans by type of property, region and LTV	quarterly	12.2003
foreign loans by type of property, country and LTV	quarterly	12.2003
Derivatives		
Counterparty ratings	monthly	12.2003
Yield curve distribution	monthly	12.2003
Risk Management		
Value-at-risk	monthly	12.2003
Worst-case scenario	monthly	12.2003
Interest rate risk	monthly	12.2003
Grundsatz I	monthly	12.2003
Grundsatz II	monthly	12.2003

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch		31.12.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	15,550	30.60
AA+ / Aa1 / AA+	3,572	7.03
AA / Aa2 / AA	11,706	23.03
AA- / Aa3 / AA-	7,943	15.63
A+ / A1 / A+	1,001	1.97
A / A2/ A	885	1.74
A- / A3 / A-	834	1.64
BBB+ / Baa1 / BBB+	262	0.52
BBB / Baa2 / BBB	32	0.06
Without rating *	9,036	17.78
Total	50,821	100.00

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	3,763	7.40
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,504	8.87
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	724	1.42
Others	45	0.09
Total	**9,036**	**100.00**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 50,821 m

Information as permitted
by banking confidentiality.

31.12.2003

Please click on the different parts of the pie chart for further information.



32.76%
Public-sector banks, Private banks and saving banks
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
8.86%
Foreign Loans
12.41%
45.97%
Federal Government's Special Fund

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	23,361	45.97
Public-sector banks and saving banks	16,647	32.76
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,504	8.86
Foreign Loans	6,309	12.41
Total	**50,281**	**100.00**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 50,821 m

Information as permitted by banking confidentiality.	31.12.2003
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	3,287
Federal Government's Special Fund	1,201
Laender (individual German Federal States)	18,873
Total	**23,361**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 50.821 m

Information as permitted
by banking confidentiality. **31.12.2003**

Public-sector banks and savings banks	in Euro m
Public-sector banks	12,514
Savings banks in	in Euro m
Baden-Wuerttemberg	773
Bavaria	89
Bremen	10
Hamburg	20
Hesse	53
Lower Saxony	450
North Rhine-Westphalia	2,374
Rhineland-Palatinate	0
Saarland	15
Schleswig-Holstein	315
Mortgage loans guaranteed by the public-sector	34
Total	**16,647**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 50,821 m

Information as permitted by banking confidentiality.	31.12.2003
Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	240
Bavaria	374
Berlin	8
Brandenburg	9
Bremen	133
Hamburg	324
Hesse	217
Lower Saxony	684
Mecklenburg-Western Pomerania	36
North Rhine-Westphalia	1,773
Rhineland-Palatinate	171
Saarland	108
Saxony	2
Saxony-Anhalt	1
Schleswig-Holstein	416
Thuringia	8
Total	**4,504**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 50,821 m

Information as permitted by banking confidentiality.	31.12.2003
Loans within EU	in Euro m
Public-sector banks in EU member states	865
EU member states	1,291
EU regional governments	1,401
EU member states, cities and municipalities	36
Loans guaranteed by EU member states	857
EU institutions	127
Subtotal	4,577
Other Foreign Loans	in Euro m
Public-sector banks	310
States	1,023
Regional governments	225
cities and municipalities	6
Loans guaranteed by foreign states	168
Subtotal	1,732
Total	**6,309**

Public-sector loans

Breakdown of cover pool by countries

by countries	31.12.2003 in Euro m	in %
Austria	888	1.75
Belgium	300	0.59
Canada	319	0.63
EU Institutions	127	0.25
Finland	51	0.10
France	510	1.00
Germany	44,512	87.59
Great Britain	26	0.05
Greece	450	0.89
Hungary	598	1.18
Iceland	135	0.27
Italy	602	1.18
Poland	262	0.52
Portugal	195	0.38
Slovakia	32	0.06
Spain	905	1.78
Sweden	112	0.22
Switzerland	225	0.44
The Netherlands	43	0.08
The United States*	96	0.19
Other	433	0.85
Total	**50,821**	**100.00**

Public-sector loans

Breakdown of cover pool by risk weighting

31.12.2003

Risk weighting	in Euro m	in %
0%	31,442	61.87
10%	7,435	14.63
20%	11,944	23.50
100%	0	0.00
Total	**50,821**	**100.00**

Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/12/2003	111.52	-0.79
30/11/2003	111.52	-1.61
31/10/2003	111.52	-1.44
30/09/2003	111.52	-2.24
31/08/2003	111.52	-2.40
31/07/2003	111.52	-1.74
30/06/2003	111.52	-1.34
31/05/2003	111.52	-3.13
30/04/2003	111.52	-4.37
31/03/2003	111.52	-7.23
28/02/2002	111.52	-8.22
31/01/2003	111.52	-7.86
31/12/2002	111.52	-8.94
30/11/2002	111.52	-8.23
31/10/2002	111.52	-8.23
30/09/2002	111.52	-8.58

Public-Sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (Public-Sector *Pfandbrief*)	Market value (Public-Sector *Pfandbrief*) with interest rate changes		Surplus cover		
		+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
31.12.2003	53,737.11	50,651.13	56,823.09	51,052.70	49,811.30	52,294.10	839.83	2,684.41	4,568.92
30.11.2003	53,823.73	50,735.86	56,911.60	51,076.17	49,809.66	52,342.68	926.19	2,747.56	4,568.92
31.10.2003	53,542.66	50,471.51	56,613.81	50,990.77	49,694.19	52,287.35	777.32	2,551.89	4,326.46
30.09.2003	54,999.09	51,949.68	58,048.49	52,094.52	50,766.11	53,422.93	1,183.57	2,904.57	4,625.57
31.08.2003	52,606.36	49,615.34	55,597.39	49,586.24	48,338.07	50,834.41	1,277.27	3,020.13	4,762.98
31.07.2003	52,267.19	49,291.09	55,243.28	49,630.44	48,358.18	50,902.70	932.91	2,636.75	4,340.58
30.06.2003	52,312.55	49,397.38	55,227.72	49,346.56	48,239.43	50,453.69	1,157.95	2,965.99	4,774.03
31.05.2003	53,515.39	50,480.00	56,550.78	50,325.66	49,052.81	51,598.50	1,427.19	3,189.73	4,952.28
30.04.2003	52,419.59	49,374.62	55,464.56	49,989.44	48,860.91	51,117.97	513.71	2,430.15	4,346,59
31.03.2003	53,421.36	50,360.36	56,482.35	50,156.69	48,869.78	51,443.59	1,490.58	3,264.67	5,038.76
28.02.2003	53,739.77	50,724.32	56,755.22	50,410.17	49,083.55	51,736.79	1,640.77	3,329.59	5,018.42
31.01.2003	53,959.98	50,917.07	57,002.89	50,445.44	49,148.05	51,742.83	1,769.02	3,514.55	5,260.06

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/12/2003	50,182.81	50,821.11	638.30	1.3	256.37	0.5	1.8
30/11/2003	50,378.42	51,173.12	794.70	1.6	411.84	0.8	2.4
31/10/2003	50,151.37	50,693.46	542.09	1.1	475.60	0.9	2.0
30/09/2003	50,787.81	51,390.95	603.14	1.2	355.70	0.7	1.9
31/08/2003	48,592.09	49,452.45	860.36	1.8	302.30	0.6	2.4
31/07/2003	48,349.97	48,897.85	547.88	1.1	141.44	0.3	1.4
30/06/2003	47,607.68	48,259.63	651.95	1.4	465.20	1.0	2.4
31/05/2003	48,486.93	48,851.54	364.61	0.8	267.40	0.6	1.4
30/04/2003	48,701.46	49,141.17	439.71	0.9	142.90	0.3	1.2
31/03/2003	48,786.06	49,884.93	1,098.87	2.3	188.40	0.4	2.7
28/02/2003	48,817.68	50,043.07	1,225.39	2.5	215.30	0.4	3.0
31/01/2003	49,152.92	50,365.79	1,212.87	2.5	219.00	0.4	2.9
31/12/2002	49,353.27	50,477.31	1,124.04	2.3	105.60	0.2	2.5
30/11/2002	49,272.87	50,275.99	1,003.12	2.0	175.50	0.4	2.4
31/10/2002	50,137.76	51,380.30	1,242.54	2.5	56.60	0.1	2.6
30/09/2002	51,635.61	52,759.97	1,124.36	2.2	194.00	0.4	2.6
31/08/2002	51,754.18	52,615.60	861.42	1.7	93.70	0.2	1.8
31/07/2002	51,926.88	53,197.72	1,270.84	2.4	521.96	1.0	3.5
30/06/2002	53,120.45	54,343.48	1,223.03	2.3	190.28	0.4	2.7
31/05/2002	52,129.00	52,928.70	799.70	1.5	333.40	0.6	2.2
30/04/2002	52,193.89	53,370.18	1,176.29	2.3	246.40	0.5	2.7
31/03/2002	52,058.05	53,049.26	991.21	1.9	114.60	0.2	2.1
28/02/2002	51,320.90	52,194.60	873.70	1.7	259.07	0.5	2.2
31/01/2002	59,986.62	51,578.17	591.55	1.2	589.90	1.2	2.3
31/12/2001	52,857.17	54,057.91	1,200.74	2.3	28.71	0.1	2.3
30/11/2001	50,556.70	52,539.98	1,983.28	3.9	108.00	0.2	4.1
31/10/2001	50,077.38	51,321.95	1,244.57	2.5	18.25	0.0	2.5
30/09/2001	48,429.43	50,503.98	2,074.55	4.3	193.66	0.4	4.7
31/08/2001	48,434.24	50,702.67	2,268.43	4.7	159.22	0.3	5.0
31/07/2001	47,943.44	50,240.65	2,297.21	4.8	259.89	0.5	5.3
30/06/2001	46,462.06	49,086.61	2,624.55	5.6	82.49	0.2	5.8
31/05/2001	46,462.84	47,557.00	1,094.16	2.4	151.30	0.3	2.7
30/04/2001	46,491.81	48,364.85	1,873.04	4.0	36.85	0.1	4.1
31/03/2001	47,107.41	48,461.91	1,354.50	2.9	161.00	0.3	3.2
28/02/2001	48,128.51	48,827.83	699.32	1.5	239.03	0.5	2.0
31/01/2001	48,270.30	49,018.78	748.48	1.6	221.44	0.5	2.1

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch		31.12.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	2,589	20.08
AA+ / Aa1 / AA+	1,413	10.96
AA / Aa2 / AA	3,885	30.14
AA- / Aa3 / AA-	1,628	12.63
A+ / A1 / A+	591	4.58
A / A2/ A	320	2.48
A- / A3 / A-	138	1.07
Without rating ☼	2,328	18.06
Total	12,892	100.00

☼ - Without rating	in Euro m	in %
Public-sector banks and saving banks	1,726	13.39
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	379	2.94
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	178	1.38
Others	45	0.35
Total	**2,328**	**18.06**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

31.12.2003

Please click on the different parts of the pie chart for further information.



47.48%
Public-sector banks, Private banks and saving banks
18.31%
Foreign Loans
31.27%
Federal Government's Special Fund
2,94%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	4,031	31.27
Public-sector banks and saving banks	6,122	47.48
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	379	2.94
Foreign Loans	2,360	18.31
Total	**12,892**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	31.12.2003 in Euro m
Federal Government of Germany	957
Federal Government's Special Fund	0
Laender (individual German Federal States)	3,074
Total	**4,031**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality. 31.12.2003

Public-sector banks, Private banks and savings banks	in Euro m
Public-sector banks and Private banks	4,236

Savings banks in	in Euro m
Baden-Wuerttemberg	497
Bavaria	5
Hesse	0
Lower Saxony	95
North Rhine-Westphalia	1,016
Schleswig-Holstein	273
Total	**6,122**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities in	31.12.2003 in Euro m
Baden-Wuerttemberg	0
Bavaria	25
Berlin	5
Brandenburg	0
Bremen	0
Hamburg	40
Hesse	3
Lower Saxony	151
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	99
Rhineland-Palatinate	5
Saarland	1
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	50
Thuringia	0
Total	**379**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

	31.12.2003
Loans within EU	in Euro m
Public-sector banks in EU member states	369
EU member states	915
EU regional governments	396
EU member states, cities and municipalities	0
Loans guaranteed by EU member states	48
EU institutions	0
	1,728
Other Foreign Loans	in Euro m
Public-sector banks	13
States	170
Regional governments	333
Loans guaranteed by foreign states	103
	632
Total	2,360

Public-sector loans - Breakdown of new lending commitments

by countries

by countries	in Euro m	in %
		31.12.2003
Austria	239	1.85
Belgium	35	0.27
Canada	216	1.68
EU Institutions	0	0
Finland	0	0
France	0	0
Germany	10,532	81.70
Great Britain	0	0
Greece	250	1.94
Hungary	110	0.85
Iceland	25	0.19
Italy	535	4.15
Poland	0	0
Portugal	295	2.29
Slovakia	0	0
Spain	244	1.89
Sweden	0	0
Switzerland	197	1.53
The Netherlands	0	0
The United States*	26	0.20
Other	188	1.46
Total	**12,892**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by risk weighting

Risk weighting	in Euro m	in %
		31.12.2003
0%	5,829	45.22
10%	1,835	14.23
20%	5,228	40.55
Total	**12,892**	**100.00**

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization and to optimize our models and procedures so that we can identify, quantify and handle potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities.

Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.

The business activities of mortgage banks as specialist banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative communiqués issued by the Federal Financial Supervisory Authority (BaFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are, as such, characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also operational risks are of major importance.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Here, interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to market disturbances or an insufficient market depth, deals either cannot be wound up, or if so only with losses.

- Credit and counterparty risks consist of the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.

- In accordance with the Basel Consultation Paper (Basel II), Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal procedures, staff, technology or external procedures. Legal risks resulting from the legal framework, legal actions or contracts are also included in our understanding of operational risks.

Risk management under two different accounting standards. So far Hypothekenbank in Essen AG has prepared its annual accounts and financial statements in accordance with the provisions of the German Commercial Code (HGB). However, given that the consolidated accounts of the Commerzbank AG are now being compiled in accordance with the International Accounting Standards (IAS), Essen Hyp was required to introduce IAS as an additional accounting system. As a non-trading-book institution, Essen Hyp primarily manages its interest rate positions at a macro level. However, risk management under IAS focuses much more on market values. Thus, loans not originated by the bank and derivatives that do not pertain to any micro-hedge relationship are reported at market value. Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage potential effects on the balance sheet within the scope of predefined limits. In addition to

this new portfolio structure, we have begun to measure our performance under IAS on a daily basis. Essen Hyp has thus created a suitable framework for simulating the potential effects of asset and liability management measures on our IAS results.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	'Market Conformity Checking' Department

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department
Retail customers (mortgage loans)	Property Financing Department, Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department, Notifying and Credit Research Department
Monitoring of compliance with credit limits	'Market Conformity Checking' Department, Notifying and Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department
Proposals for an appropriate risk provision with regard to non-performing mortgage loans	Property Financing Department, Mortgage Lending Risk Management Department, Foreclosure Department

Management of operational risks

Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk management structure – Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group. These policies form the basis of our bank's risk management and control system.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Risk acceptance. In the period under review the acceptance of risks was the responsibility of the departments dealing with customers and products. It is their task to identify, evaluate and actively manage risk positions as it is only the operational units that are in close proximity to the markets, and so in a position for the timely recognition of risks and for taking suitable measures to counter them. In the course of 2003, our current procedures will be revised in the framework of implementing the minimum requirements for lending operations

(MaK).

Risk monitoring

Market risks - Value at risk (VaR). The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from gap positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitrage-free zero-coupon discount factors used for this purpose are calculated on a daily basis. These calculations are made on the basis of a yield curve composed of the current public-sector Pfandbrief yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is carried out by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values.

The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and practical relevance of this method is permanently monitored with the help of back-testing procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. Any outliers, i.e. market value changes outside the forecast interval, are identified by using a one-sided confidence interval, which covers both positive and negative changes in value. In 2002, we observed four outliers when assuming a 97.5% confidence level and one outlier when assuming a 99% confidence level.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses has been fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The worst case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift.

The Board of Managing Directors, in co-operation with the Supervisory Board, fixes limits for the VaR, as well as for worst case scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 57.3% as of December 31, 2002 and to 69% on an annual average. The utilization of the limit for worst case scenarios stood at 63.4% on the balance sheet date, while the annual average was 56.4%.

In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses which use historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to their point in time.

For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.

Value at risk on a daily basis and on an annual average of the authorized limit in 2002 in %


100
95
90
85
80
75
70
65
60
55
50

'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority (BaFin), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital as defined in Section 10 of the German Banking Act (KWG). This limit is fixed by the BaFin.

These figures are calculated on a daily basis. In 2002 the average limit utilization within this 'traffic light system' came to 15.05%, while, on the balance sheet date, it stood at 17.97%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

Internal reporting. The Board of Managing Directors, as well as the Head of Treasury and the Head of Corporate Management, are provided with information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system' on a daily basis. Moreover, the market values of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported.

Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a weekly basis. This Committee deals with and, within the scope of its competencies, decides on the bank's interest rate position, the development of key figures as regards earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Risk Controlling and Research Department. The Chairman of the Committee reports on the decisions and recommendations of the ALCO in the course of the weekly Board meetings.

On a monthly basis the Board of Managing Directors receives a number of reports from the individual departments and sections. For instance, the detailed report prepared by the Controlling Department, provides, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and

repurchase agreements. The monthly report prepared by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account in accordance with the provisions of both the German Commercial Code (HGB) and IAS. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios. The report from the Notifying and Credit Research Department shows the ratings of our borrowers, including, if applicable, information on changes in the assessment of their credit quality.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 84.8% of the balance sheet, public-sector loans and loans to credit institutions governed by private law and other borrowers constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31, 2002, the volume of this portfolio came to €60.2bn, including pro-rata interest of €1.5bn.

The high quality of our public-sector cover assets, amounting to €50.5bn as of December 31, 2002, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 63.4% of these assets are classified at a risk weighting of 0%, 12.2% at 10% and 24.4% at 20%. A breakdown of the loan portfolio by rating reveals that 40.4% of the assets have been awarded a triple A, 34% a double A, 6.1% a single A and 0.5% a triple B. Those assets which were not rated by an external rating agency, i.e. 19% of the total loan volume, mainly include loans to credit institutions governed by public law (46.6%) and public-sector bodies (46.4%), whose excellent credit quality was confirmed by our internal credit quality analysis.

The composition of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to €4.1bn as of December 31, 2002. While 22.1% of these counterparties were rated double A, 68.1% were rated single A and 6.1% triple B. Loans totaling less than €0.2bn were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is also published in detail on our website. These figures are updated periodically. Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BaFin). This agreement stipulates that new commitments that are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A-/A3 by an external rating agency or a comparable internal rating.

The total volume of loans whose rating is downgraded to a level below the minimum rating of A-/A3 during their term, is limited to one time the liable own capital as defined in Section 10 of the German Banking Act (KWG).

Ratings of our cover assets	as of Dec 31, 2002	
Standard & Poor`s / Moody`s / Fitch	in € m	in %
AAA / Aaa / AAA	20,380	40.4
AA+ / Aa1 / AA+	7,461	14.8
AA / Aa2 / AA	6,746	13.4
AA- / Aa3 / AA-	2,956	5.8
A+ / A1 / A+	1,129	2.2
A / A2 / A	908	1.8
A- / A3 / A-	1,070	2.1
BBB+ / Baa1 / BBB+	212	0.4
BBB- / Baa3 / BBB-	50	0.1
Not rated	9,565	19.0

Total	**50,477**	**100.0**

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling €0.3bn in the form of securities that are listed on European stock markets to EU candidate countries. These securities have an average maturity of six and a maximum maturity of eight years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risks by applying bilateral outline agreements with netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group.

The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 74 of the Notes on the Bank's Annual Accounts).

Counterparty ratings	in € m/remaining time to maturity			
Rating	< 1 year	1-5 years	> 5 years	Total
Triple A	4,250	10,464	5,304	20,018
Double A	18,166	42,571	24,172	84,909
Single A	21,669	56,986	34,780	113,435
not rated	6,496	15,434	11,412	33,342
Total	**50,581**	**125,455**	**75,668**	**251,704**

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have notionally attributed the ratings of these foreign credit institutions to the portions of the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings	in € m/remaining time to maturity			
Rating	< 1 year	1-5 years	> 5 years	Total
Double A	150	359	0	509
Single A	6,346	14,875	11,129	32,350
not rated	0	200	283	483
Total	6,496	15,434	11,412	33,342

Currently no interest rate derivatives for a collateralization at market value. The recently implemented 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz) and the related amendments to the German Mortgage Bank Act (HBG) now permit the inclusion of derivatives in the cover pool.

The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding Pfandbriefe, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the Pfandbriefe outstanding is a prerequisite for issuing Pfandbriefe.

Currency swaps, which have been entered into prior to the implementation of the 4th Financial Market Promotion Act for the purpose of eliminating currency risks relating to foreign-currency loans in the cover pool, have been included in our market-value cover pool at their market value of currently A-9m.

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives of any

considerable amount in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website. Nevertheless, we entered into negotiations with our derivative counterparties in order to be able to include derivatives in our cover pool with their consent should this turn out to be necessary. Any further steps to be taken basically depend on the stress scenarios, which indirectly fix a legal overcollateralization of our cover pools on the basis of current interest rates.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, and, in particular, the Transaction Management Division. Further assistance is provided by a special working group on risk management, and by our subsidiary, the Essen Hyp Immobilien GmbH.

The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned, which is carried out by the certified valuers of our subsidiary Immobilien Expertise GmbH. The sustainable income from the charged property must at all times exceed the interest and principal payments due to our bank. Essen Hyp drew up specific guidelines for both domestic and international property financing, which were approved by the Credit Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or which can only be lent against if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system which enables us to plot latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse marketinduced impact on the quality of the property location. Furthermore, the processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) was optimized in 2002. As in the previous years, we reassessed the risks inherent in the large-volume transactions in our loan portfolio, and especially those in the East German Federal States. In this context a number of risk-reducing measures were taken, such as demanding additional security, restructuring certain commitments, and, finally, ensuring an adequate provision for possible loan losses in accordance with the strict standards of Hypothekenbank in Essen AG. Prior to each of its periodical Committee meetings, the Credit Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount and about the structure of our mortgage loan portfolio.

Internal ratings

The changes in the regulatory framework governing credit risks and their capital backing as set out in the Basel II requirements, as well as the provisions regarding loan administration procedures laid down in the minimum requirements for lending operations (MaK), make great demands on all German banks. Against this background Essen Hyp accelerated the development of suitable methods for the determination of the minimum capital requirements and for risk measurement under the Internal Rating Based Approach (IRB) for both public-sector and mortgage lending in 2002. This was done in close co-operation with our parent company, the Commerzbank AG.

Furthermore, we participate in two projects on loss given default (LGD) grading and probability of default (PD) rating which were initiated by the Association of German Mortgage Banks (VDH). These projects aim at optimizing the elements which are required to achieve a PD rating that satisfies the Basel II requirements, and at developing the related tools while taking into account the special characteristics of German mortgage banks.

The LGD project for mortgage lending operations focuses on a rating module which calculates the loss ratio after the realization of the security should the borrower default. This calculation takes into account general criteria which apply to all VDH member institutions, such as the recovery rate or the duration of the liquidation, as well

as individual parameters specific to each bank, such as recovery costs or the time prior to realization. Thanks to this system each bank will be in a position to individually calculate the loss given default (LGD) for any mortgage loan on the basis of the relevant loan security. At the end of the project the so-called 'LGD calculator' was accomplished, which illustrates the calculation of the LGD. This tool will be fully integrated into our internal IT system in 2003. As a result, we will be able to systematically calculate the LGD – and thus to internally measure the loss in an event of default – in accordance with the advanced IRB approach.

The agreement on the PD project, in the framework of which Essen Hyp will co-operate with a number of other mortgage banks and with the publishing house Bank-Verlag Köln, is about to be concluded. Measuring the 'probability of default' shows the probability of default for any loan allocated to one of the internal rating categories. The time horizon applied is one year. These measurements will be effected by means of a specific model which is meant to serve as a basis for statistical analyses and mathematical calculations. This model will form the basis for the rating tool to be applied in future in accordance with the Basel II requirements relating to the extension of mortgage loans.

In order to ensure adequate PD ratings, the quantity and quality of the available data plays a key role. The banks that are involved in the PD rating project have committed themselves to continuously providing suitable data, which will form the basis for an adequate calibration and validation. In addition to this, Essen Hyp will continue to develop PD ratings for any mortgage loan extended in close co-operation with the Commerzbank AG.

Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law.

Based upon thorough analyses, our Property Financing Department continually makes assessments of any necessary precautions in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to assess the liquidity situation, it is important that the assets relating to public-sector lending are extremely liquid so that they can be disposed of or sold under agreements to repurchase at short notice, if this is required and within the scope of nominal overcollateralization, in order to generate liquidity.

The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to Grundsatz II was 1.21 at the end of the year (ratio required by law: 1.0).

Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks, Essen Hyp categorized all relevant risks according to their causes as early as in 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole.

Based upon this risk categorization, existing or potential risks in the individual departments and sections are identified by means of a self assessment in which nearly all employees are required to participate.

The statements and analyses by the participants in this self assessment cover IT issues (i.e. impacts of system failures, the quality of software administration, interface functionality, protection against wrong user input), internal procedures (quality and comprehensiveness of organizational directives, competencies as regards the initiation, approval and conclusion of business transactions), together with criminal and unauthorized acts

(control mechanisms, protection of customer data and system and application files).

In June 2002 this self assessment was carried out for the second time. To be able to process the huge amount of data collected we have developed a database which allows us to adequately administer, historicize and analyze the results.

In addition to this, Essen Hyp is involved in a Commerzbank Group project which focuses on the collection of data relating to operational risk losses.

In view of the expected legal requirements concerning the standard approach and the advanced measurement approach, it has become necessary to collect, historicize and analyze any losses incurred in a systematic way. The aim is to quantify operational risks by calculating a value at risk figure.

Against this background Essen Hyp has recorded all losses exceeding €5,000 as from the beginning of 2002. These losses are reported in a specific 'Loss Collection Form'. We expect that in 2003 our bank will be integrated in the Commerzbank's intranet-based 'Loss Collection Tool', which serves to collect and assess all losses incurred within the Group, in 2003. Within Essen Hyp, the Board of Managing Directors receives a monthly report of all operational losses incurred.

However, even before the introduction of the self assessments referred to above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues, we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems in regular intervals, e.g. in view of so-called 'hacker attacks'.

Other pre-emptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units, as well as the setting up of our alternate headquarters at year-end 2002. To rule out potential EDP failures, the bank disposes of two separate central computer systems located in different parts of Essen, one of which serves as a backup system, should the working system fail. Our alternate headquarters referred to above are situated in the same premises as our back-up system, so that a continuation of the bank's key business activities is ensured for a transitional period should the bank's headquarters be destroyed or severely damaged.

Thus a trouble-free 24-hour data flow, without interruption of operations in an emergency, is ensured. In addition to this, we continued our qualification program for employees in the operational units and in the back office in 2002 by organizing certified seminars on job-specific as well as general issues. This aims, as far as possible, to prevent errors that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized. At the same time, we are in a position to make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always make use of the services of suitable international law firms.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the relating risks or impact on our bank's business activities.

Internal auditing

Internal auditing forms an integral part of our internal monitoring system.

The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board during the subsequent ordinary Supervisory Board meeting. During the first meeting in every new financial year the Supervisory Board is informed about all important findings by the Internal Audit Department, and also about the extent to which deficiencies observed in the past financial year have been remedied.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act (Geldwäschegesetz)) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-oriented inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department. Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase in the future. The minimum requirements for trading activities (MaH) and the – new – minimum requirements for lending operations (MaK), together with the Basel II requirements, play a key role in our risk management activities. Equal importance is attached to the further development of our organizational structures and procedures. In the coming years, the further development and sophistication of our risk management system will, as before, focus on ensuring an adequate, e.g. transparent capital allocation for all existing, recognizable and potential operational risks in the framework of the implementation of the recommendations of the Basel Committee on Banking Supervision.

Value at risk

Date	Utilization in %	Annual average utilization in %
31/12/2003	59.2	70.4
30/11/2003	69.8	70.4
31/10/2003	91.6	70.4
30/09/2003	85.3	70.4
31/08/2003	79.3	70.4
31/07/2003	45.0	70.4
30/06/2003	60.4	70.4
31/05/2003	67.3	70.4
30/04/2003	71.3	70.4
31/03/2003	73.9	70.4
28/02/2003	67.1	70.4
31/01/2003	67.1	70.4
31/12/2002	57.3	69.0
30/11/2002	60.6	69.0
31/10/2002	72.4	69.0
30/09/2002	75.8	69.0
31/08/2002	75.1	69.0
31/07/2002	63.6	69.0
30/06/2002	68.8	69.0
31/05/2002	70.6	69.0
30/04/2002	73.1	69.0
31/03/2002	72.4	69.0
28/02/2002	70.0	69.0
31/01/2002	74.1	69.0
31/12/2001	82.5	79.1
30/11/2001	88.9	79.1
31/10/2001	78.2	79.1
30/09/2001	81.1	79.1
31/08/2001	75.2	79.1
31/07/2001	77.7	79.1
30/06/2001	77.9	79.1
31/05/2001	77.6	79.1
30/04/2001	67.3	79.1
31/03/2001	80.3	79.1
28/02/2001	71.6	79.1
31/01/2001	74.5	79.1

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/12/2003	42.1	54.0
30/11/2003	54.9	54.0
31/10/2003	58.5	54.0
30/09/2003	60.1	54.0
31/08/2003	54.4	54.0
31/07/2003	26.7	54.0
30/06/2003	40.7	54.0
31/05/2003	57.2	54.0
30/04/2003	57.3	54.0
31/03/2003	60.4	54.0
28/02/2003	63.2	54.0
31/01/2003	55.7	54.0
31/12/2002	63.4	56.4
30/11/2002	63.4	56.4
31/10/2002	55.6	56.4
30/09/2002	52.4	56.4
31/08/2002	57.0	56.4
31/07/2002	49.5	56.4
30/06/2002	55.4	56.4
31/05/2002	60.8	56.4
30/04/2002	67.3	56.4
31/03/2002	54.6	56.4
28/02/2002	58.3	56.4
31/01/2002	64.0	56.4
31/12/2001	46.6	56.0
30/11/2001	60.3	56.0
31/10/2001	63.5	56.0
30/09/2001	65.8	56.0
31/08/2001	62.9	56.0
31/07/2001	68.9	56.0
30/06/2001	52.7	56.0
31/05/2001	62.6	56.0
30/04/2001	56.6	56.0
31/03/2001	43.9	56.0
28/02/2001	38.2	56.0
31/01/2001	40.0	56.0

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BAFin).

Date	Average utilization
31/12/2003	10.59%
30/11/2003	12.64%
31/10/2003	14.99%
30/09/2003	14.36%
31/08/2003	13.05%
31/07/2003	12.08%
30/06/2003	13.06%
31/05/2003	14.31%
30/04/2003	12.78%
31/03/2003	13.11%
28/02/2003	17.14%
31/01/2003	17.68%
31/12/2002	17.72%
30/11/2002	16.45%
31/10/2002	16.75%
30/09/2002	14.56%
31/08/2002	12.79%
31/07/2002	11.84%
30/06/2002	15.98%
31/05/2002	16.93%
30/04/2002	15.73%
31/03/2002	12.77%
28/02/2002	15.28%
31/01/2002	13.69%
31/12/2001	14.27%
30/11/2001	16.60%

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.3% (percentage required by law: 8%) and a core capital ratio of 6.2% (percentage required by law: 4%) as of December 31, 2003, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in

accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1400
1200
1000
800
600
400
200
0
20% limit
liable capital not tied up by risk assets
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Dec 02 Jan 03 Feb 03 Mar 03 Apr 03 May 03 Jun 03 Jul 03 Aug 03 Sep 03 Oct 03 Nov 03 Dec 03

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
31/12/2003	4.0	6.2	8.0	12.3
30/11/2003	4.0	6.1	8.0	12.1
31/10/2003	4.0	6.0	8.0	11.9
30/09/2003	4.0	6.1	8.0	12.1
31/08/2003	4.0	6.2	8.0	12.3
31/07/2003	4.0	6.2	8.0	12.2
30/06/2003	4.0	6.2	8.0	12.3
31/05/2003	4.0	6.3	8.0	12.2
30/04/2003	4.0	6.5	8.0	12.6
31/03/2003	4.0	6.5	8.0	12.7
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2
31/12/2002	4.0	6.0	8.0	12.0
30/11/2002	4.0	6.1	8.0	12.1
31/10/2002	4.0	6.2	8.0	12.4
30/09/2002	4.0	6.2	8.0	12.4
31/08/2002	4.0	6.6	8.0	13.2
31/07/2002	4.0	6.8	8.0	13.5
30/06/2002	4.0	6.7	8.0	13.3
31/05/2002	4.0	7.0	8.0	14.1
30/04/2002	4.0	7.1	8.0	14.2
31/03/2002	4.0	7.2	8.0	14.5
28/02/2002	4.0	7.4	8.0	14.8
31/01/2002	4.0	7.6	8.0	15.2
31/12/2001	4.0	7.7	8.0	15.3
30/11/2001	4.0	8.0	8.0	15.9
31/10/2001	4.0	7.8	8.0	15.6
30/09/2001	4.0	8.1	8.0	16.2
31/08/2001	4.0	8.0	8.0	16.1
31/07/2001	4.0	7.8	8.0	15.6
29/06/2001	4.0	7.9	8.0	15.8
31/05/2001	4.0	8.5	8.0	17.1
30/04/2001	4.0	8.3	8.0	16.5
31/03/2001	4.0	9.4	8.0	18.5
28/02/2001	4.0	8.4	8.0	16.7
31/01/2001	4.0	8.2	8.0	16.1

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/12/2003	1.21	1.0
30/11/2003	1.53	1.0
31/10/2003	1.65	1.0
30/09/2003	1.15	1.0
31/08/2003	1.45	1.0
31/07/2003	1.36	1.0
30/06/2003	1.35	1.0
31/05/2003	1.19	1.0
30/04/2003	1.16	1.0
31/03/2003	1.55	1.0
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0
31/12/2002	1.21	1.0
30/11/2002	1.31	1.0
31/10/2002	1.24	1.0
30/09/2002	1.24	1.0
31/08/2002	1.68	1.0
31/07/2002	1.46	1.0
30/06/2002	1.75	1.0
31/05/2002	1.40	1.0
30/04/2002	1.92	1.0
31/03/2002	1.55	1.0
28/02/2002	1.34	1.0
31/01/2002	1.96	1.0
31/12/2001	1.38	1.0
30/11/2001	1.38	1.0
31/10/2001	1.89	1.0
30/09/2001	1.79	1.0
31/08/2001	1.55	1.0
31/07/2001	1.32	1.0
29/06/2001	1.30	1.0
31/05/2001	1.75	1.0
30/04/2001	1.36	1.0
31/03/2001	1.08	1.0
28/02/2001	1.17	1.0
31/01/2001	1.52	1.0

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 31.12.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.21
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	24	0.55
AA- / Aa3 / AA-	950	21.80
A+ / A1 / A+	864	19.83
A / A2 / A	1,108	25.43
A- / A3 / A-	1,064	24.42
BBB+ / Baa1 / BBB+	100	2.30
BBB / Baa2 / BBB	39	0.90
BBB- /Baa3 /BBB-	49	1.12
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	150	3.44
Total	**4,357**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	50	1.15
International credit institutions	0	0
Other (e.g. financial institutions)	100	2.29
Total	**150**	**3.44**

Breakdown of non-cover assets

by borrowers

		31.12.2003
by borrowers	in Euro m	in %
National credit institutions	1,483	34.04
Foreign Governments and municipalities	292	6.70
International credit institutions	2,227	51.11
Other foreign financial institutions (guaranteed by national or international credit institutions)	336	7.71
Others	19	0.44
Total	**4,357**	**100.00**

Breakdown of non-cover assets

by countries

		31.12.2003
by countries	in Euro m	in %
Germany	**1,493**	34.27
EU member states without Germany		
The Netherlands	968	22.22
France	352	8.08
Austria	523	12.00
Great Britain	155	3.56
Italy	316	7.25
Irland	10	0.23
Portugal	9	0.21
Spain	21	0.48
Sweden	0	0.00
Total EU without Germany	**2,354**	**54.03**
Others	218	5.00
EU candidate countries	292	6.70
Total	**4,357**	**100.00**

Breakdown of non-cover assets

by risk weighting

31.12.2003

Risk weighting	in Euro m	in %
0%	118	2.71
10%	225	5.16
20%	3,603	82.70
100%	411	9.43
Total	**4,357**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch 31.12.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	25	1.10
AA / Aa2 / AA	10	0.44
AA- / Aa3 / AA-	380	16.73
A+ / A1 / A+	448	19.72
A / A2 / A	755	33.22
A- / A3 / A-	654	28.79
Total	**2,272**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by borrowers

	31.12.2003	
by borrowers	in Euro m	in %
National credit institutions	823	36.22
Foreign Governments and municipalities	24	1.06
International credit institutions	1,285	56.56
Other foreign financial institutions (guaranteed by national or international credit institutions)	65	2.86
Others	75	3.30
Total	**2,272**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by countries

	31.12.2003	
by countries	in Euro m	in %
Germany	**833**	36.66
EU member states without Germany		
The Netherlands	527	23.20
France	90	3.96
Austria	443	19.50
Great Britain	26	1.14
Italy	150	6.60
Ireland	10	0.44
Portugal	9	0.40
Total EU without Germany	**1,255**	**55.24**
EU candidate countries	24	1.06
Others	160	7.04
Total	**2,272**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by risk weighting

	31.12.2003	
Risk weighting	in Euro m	in %
10%	45	1.98
20%	2,098	92.34
100%	129	5.68
Total	**2,272**	**100.00**

Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

in € m

Date	Liable own capital	Total volume of assets rated below A3 or A-	in %
31.12.2003	1,168	355.5	30.44
30.11.2003	1,168	375.5	32.15
31.10.2003	1,168	444.0	38.01
30.09.2003	1,167	458.0	39.25
31.08.2003	1,157	462.0	39.93
31.07.2003	1,155	462.0	40.00
30.06.2003	1,155	509.0	44.07
31.05.2003	1,135	465.0	40.97
30.04.2003	1,135	458.5	40.40
31.03.2003	1,135	474.5	41.81
28.02.2003	1,108	476.0	42.96
31.01.2003	1,108	449.5	40.58
31.12.2002	1,103	383.5	34.77
30.11.2002	1,103	397.6	36.03
31.10.2002	1,102	443.9	40.26

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity — 31.12.2003

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	60.5	0.30	447.8	0.38	4,929.7	6.11	5,438.0	2.50
Double A	4,530.3	22.16	26,933.3	23.08	16,825.3	20.86	48,288.9	22.17
Single A	15,849.5	77.54	89,226.8	76.47	58,695.5	72.76	163,771.8	75.20
Not rated	0	0	68.5	0.06	225.0	0.28	293.5	0.13
Total	**20,440.2**	**100.00**	**116,676.4**	**100.00**	**80,675.5**	**100.00**	**217,792.1**	**100.00**

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **31.12.03**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	19,334.8	94.59	114,973.2	98.54	78,414.1	97.20	212,722.2	97.67
Swaptions	5.0	0.02	770.2	0.66	1,270.6	1.57	2,045.8	0.94
Other interest rate derivatives	102.3	0.50	204.5	0.18	0	0.00	306.8	0.14
Currency swaps	998.1	4.88	728.4	0.62	990.8	1.23	2,717.4	1.25
Total	**20,440.2**	**100.00**	**116,676.4**	**100.00**	**80,675.5**	**100.00**	**217,792.1**	**100.00**

Ratings and Analyses

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

Standard & Poor's	Rating analysis as of Aug 01, 2003 and ratings as of June 03, 2003.
Moody's	Rating analysis as of June 2002 and rating confirmation as of March 07, 2003.
Fitch Ratings	Extract; the complete report can be obtained from Fitch.

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Outline

In co-operation with its member institutions, the Association of German Mortgage Banks (VDH) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X
New mortgage lending commitments	X
Public-sector cover pool	X
Mortgage cover pool	X
Derivatives	X
Derivatives serving as cover	X
Cover pools at market value / development and stress scenarios	X
Interest rate risk	X
Compliance with the self-restrictions regarding the investment of available funds	X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m **31.12.2003**

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	749.2	39.4	17.0	2.0	171.7	50.5	52.7	45.2	10.6	6.8	984.2	39.2
	West **	448.1	23.6	381.6	44.4	45.5	13.4	16.2	13.9	65.2	42.1	575.0	22.9
	East ***	22.7	1.2	23.3	2.7	2.6	0.8	0.8	0.7	1.5	1.0	27.6	1.1
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.4	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.0
	East ***	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Factory buildings	Foreign countries	1.3	0.1	1.3	0.2	0.4	0.1	0.1	0.1	0.0	0.0	1.8	0.1
	West **	53.9	2.8	38.2	4.4	8.3	2.4	2.9	2.5	5.6	3.6	70.7	2.8
	East ***	2.0	0.1	0.4	0.0	0.6	0.2	0.2	0.2	0.2	0.1	3.0	0.1
Shops	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	180.1	9.5	158.0	18.4	10.6	3.1	1.8	1.5	0.3	0.2	192.8	7.7
	East ***	56.1	3.0	49.1	5.7	16.9	5.0	6.7	5.7	8.5	5.5	88.2	3.5
Hotels and restaurants	Foreign countries	53.0	2.8	0.0	0.0	10.7	3.1	4.7	4.0	0.0	0.0	68.4	2.7
	West **	28.4	1.5	22.8	2.7	11.8	3.5	4.1	3.5	9.1	5.9	53.4	2.1
	East ***	21.6	1.1	7.3	0.8	3.9	1.1	1.9	1.6	3.3	2.1	30.7	1.2
Other non-residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	7.4	6.3	24.2	15.6	31.6	1.3
	West **	212.6	11.2	147.7	17.2	36.0	10.6	10.1	8.7	11.0	7.1	269.7	10.7
	East ***	1.0	0.1	0.0	0.0	0.4	0.1	0.0	0.0	0.0	0.0	1.4	0.1
Ware-houses and exhibition	Foreign countries	38.1	2.0	0.0	0.0	12.7	3.7	4.2	3.6	10.3	6.6	65.3	2.6
	West **	30.5	1.6	12.2	1.4	7.5	2.2	2.8	2.4	5.1	3.3	45.9	1.8

buildings	East ***	1.9	0.1	0.0	0.0	0.6	0.2	0.1	0.1	0.0	0.0	2.6	0.1
Total commercial properties	Foreign countries	841.6	44.3	18.3	2.1	195.5	57.5	69.1	59.2	45.1	29.1	1,151.3	45.8
	West **	954.0	50.2	760.7	88.5	119.7	35.2	37.9	32.5	96.3	62.2	1,207.9	48.1
	East ***	105.5	5.5	80.1	9.3	25.0	7.4	9.7	8.3	13.5	8.7	153.7	6.1
	Total	**1,901.1**	**100.0**	**859.1**	**100.0**	**340.2**	**100.0**	**116.7**	**100.0**	**154.9**	**100.0**	**2,512.9**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1,693.3	53.6	848.9	48.7	61.4	33.4	2.1	10.1	1.1	3.6	1,757.9	51.8
	East ***	232.0	7.3	62.9	3.6	12.1	6.6	0.6	2.9	0.2	0.7	244.9	7.2
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	435.7	13.8	230.8	13.2	22.9	12.4	1.5	7.2	0.8	2.6	460.9	13.6
	East ***	21.6	0.7	11.8	0.7	1.4	0.8	0.1	0.6	0.1	0.3	23.2	0.7
Residen-tial con-struction for letting purposes	Foreign countries	20.3	0.6	0.6	0.0	6.7	3.6	2.3	11.0	4.7	15.6	34.0	1.0
	West **	634.2	20.1	503.1	28.9	65.5	35.6	12.1	58.1	11.5	38.1	723.3	21.3
	East ***	120.0	3.8	85.7	4.9	14.0	7.6	2.1	10.1	11.8	39.1	147.9	4.4
Total residential properties	Foreign countries	20.3	0.6	0.6	0.0	6.7	3.6	2.3	11.0	4.7	15.6	34.0	1.0
	West **	2,763.2	87.5	1,582.8	90.8	149.8	81.4	15.7	75.4	13.4	44.4	2,942.1	86.7
	East ***	373.6	11.8	160.4	9.2	27.5	14.9	2.8	13.6	12.1	40.1	416.0	12.3
	Total	**3,157.1**	**100.0**	**1,743.8**	**100.0**	**184.0**	**100.0**	**20.8**	**100.0**	**30.2**	**100.0**	**3,392.1**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	861.9	72.7	18.9	0.7	202.2	17.1	71.4	6.0	49.8	4.2	1,185.3	20.1
	West **	3,717.2	89.6	2,343.5	90.0	269.5	6.5	53.6	1.3	109.7	2.6	4,150.0	70.3

East ***	479.1	84.1	240.5	9.2	52.5	9.2	12.5	2.2	25.6	4.5	569.7	9.6
Total	**5,058.2**	**85.7**	**2,602.9**	**100.0**	**524.2**	**8.9**	**137.5**	**2.3**	**185.1**	**3.1**	**5,905.0**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m **31.12.2003**

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	Belgium	1.2	1.1	0.0	0.0	0.0	1.2	0.1
	Canada	20.3	0.0	8.0	4.0	1.2	33.5	2.9
	England	490.6	0.0	107.0	33.2	7.2	638.0	55.4
	France	72.7	0.1	8.8	1.1	0.0	82.6	7.2
	The Netherlands	24.3	15.8	3.2	0.0	0.0	27.5	2.4
	Spain	64.6	0.0	21.5	7.1	0.4	93.6	8.1
	United States	75.5	0.0	23.2	7.3	1.8	107.8	9.4
Factory/workshop buildings	The Netherlands	1.3	1.3	0.4	0.1	0.0	1.8	0.2
Hotels and restaurants	England	30.0	0.0	9.9	4.7	0.0	44.6	3.9
	France	19.0	0.0	0.0	0.0	0.0	19.0	1.7
	United States	4.0	0.0	0.8	0.0	0.0	4.8	0.4
Other non-residential properties	The Netherlands	0.0	0.0	0.0	7.4	24.2	31.6	2.7
Warehouse and exhibition buildings	France	34.8	0.0	11.6	3.6	9.2	59.2	5.1
	The Netherlands	3.3	0.0	1.1	0.6	1.1	6.1	0.5
Total commercial properties	Belgium	1.2	1.1	0.0	0.0	0.0	1.2	0.1
	Canada	20.3	0.0	8.0	4.0	1.2	33.5	2.9
	England	520.6	0.0	116.9	37.9	7.2	682.6	59.3
	France	126.5	0.1	20.4	4.7	9.2	160.8	14.0
	The Netherlands	28.9	17.1	4.7	8.1	25.3	67.0	5.8
	Spain	64.6	0.0	21.5	7.1	0.4	93.6	8.1
	United States	79.5	0.0	24.0	7.3	1.8	112.6	9.8
	Total	**841.6**	**18.3**	**195.5**	**69.1**	**45.1**	**1,151.3**	**100.0**

Residential Properties in Euro m — 31.12.2003

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	Belgium	0.6	0.6	0.0	0.0	0.0	0.6	1.8
	France	10.2	0.0	3.4	1.7	4.7	20.0	58.8
	United States	9.5	0.0	3.3	0.6	0.0	13.4	39.4
Total residential properties	Belgium	0.6	0.6	0.0	0.0	0.0	0.6	1.8
	France	10.2	0.0	3.4	1.7	4.7	20.0	58.8
	United States	9.5	0.0	3.3	0.6	0.0	13.4	39.4
	Total	**20.3**	**0.6**	**6.7**	**2.3**	**4.7**	**34.0**	**100.0**

Total in Euro m — 31.12.2003

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Belgium	1.8	1.7	0.0	0.0	0.0	1.8	0.2
	Canada	20.3	0.0	8.0	4.0	1.2	33.5	2.8
	England	520.6	0.0	116.9	37.9	7.2	682.6	57.5
	France	136.7	0.1	23.8	6.4	13.9	180.8	15.3
	The Netherlands	28.9	17.1	4.7	8.1	25.3	67.0	5.7
	Spain	64.6	0.0	21.5	7.1	0.4	93.6	7.9
	United States	89.0	0.0	27.3	7.9	1.8	126.0	10.6
	Total	**861.9**	**18.9**	**202.2**	**71.4**	**49.8**	**1,185.3**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/12/2003	1.17	-0.04
30/11/2003	1.17	-0.05
31/10/2003	1.17	-0.05
30/09/2003	1.17	-0.04
31/08/2003	1.17	-0.05
31/07/2003	1.17	-0.04
30/06/2003	1.17	-0.02
31/05/2003	1.17	-0.06
30/04/2003	1.17	-0.08
31/03/2003	1.17	-0.13
28/02/2003	1.17	-0.15
31/01/2003	1.17	-0.02
31/12/2002	1.17	-0.18
30/11/2002	1.17	-0.16
30/09/2002	1.17	-0.16
31/10/2002	1.17	-0.16

Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (mortgage *Pfandbrief*)	Market value (mortgage *Pfandbrief*) with interest rate changes		Surplus cover		
		+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
31.12.2003	2,842.58	2,723.88	2,961.29	2,693.23	2,610.68	2,775.79	113.20	149.35	185.50
30.11.2003	2,959.61	2,908.03	3,011.19	2,789.37	2,706.42	2,872.31	201.61	170.24	138.88
31.10.2003	2,591.22	2,464.69	2,717.76	2,430.22	2,357.32	2,503.52	107.36	160.80	214.24
30.09.2003	2,673.67	2,546.80	2,800.55	2,469.51	2,392.97	2,546.04	153.82	204.17	254.51
31.08.2003	2,696.58	2,568.18	2,824.99	2,448.94	2,372.06	2,525.83	196.12	247.64	299.16
31.07.2003	2,610.56	2,482.57	2,738.54	2,428.51	2,349.27	2,507.75	133.30	182.05	230.79
30.06.2003	2,636.10	2,393.23	2,878.97	2,423.44	2,374.49	2,472.39	18.75	212.67	406.59
31.05.2003	2,593.52	2,344.21	2,842.83	2,329.09	2,256.97	2,401.21	87.24	264.43	441.62
30.04.2003	2,377.34	2,143.22	2,611.47	2,085.68	2,017.46	2,153.90	125.76	291.66	457.57
31.03.2003	2,264.60	2,052.63	2,476.57	1,970.40	1,904.40	2,036.39	148.23	294.20	440.18
28.02.2003	2,313.81	2,096.69	2,530.93	2,014.17	1,947.10	2,081.24	149.58	299.63	449.68
31.01.2003	2,261.47	2,053.37	2,469.57	2,022.18	1,954.29	2,090.07	99.08	239.29	379,50
31.12.2002	2,074.65	1,881.32	2,267.98	1,874.85	1,808.78	1,940.92	72.54	199.79	327.06
30.11.2002	2,009.61	1,830.44	2,188.78	1,835.81	1,771.17	1,900.45	59.27	173.80	288.33
31.10.2002	1,930.40	1,757.46	2,103.34	1,718.02	1,655.48	1,780.56	101.98	212.38	322.78
30.09.2002	1,972.86	1,794.31	2,151.41	1,728.45	1,663.41	1,793.58	130.90	244.41	357.83

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover*
31/12/2003	2,659.16	2,835.38	176.22	6.6	2,346.31
30/11/2003	2,764.22	2,878.60	114.38	4.1	2,328.72
31/10/2003	2,375.18	2,536.03	160.85	6.8	2,278.99
30/09/2003	2,386.32	2,470.00	83.68	3.5	2,236.18
31/08/2003	2,383.99	2,552.04	168.05	7.0	2,199.87
31/07/2003	2,347.56	2,440.78	93.22	4.0	2,184.85
30/06/2003	2,320.82	2,402.11	81.29	3.5	2,042.90
31/05/2003	2,217.54	2,365.14	147.60	6.7	1,800.84
30/04/2003	2,006.14	2,274.40	268.26	13.4	1,738.59
31/03/2003	1,886.70	2,255.55	368.85	19.6	1,750.23
28/02/2003	1,924.34	2,001.85	77.51	4.0	1,964.20
31/01/2003	1,942.93	2,031.48	88.55	4.6	2,006.30

* For technical reasons (e.g due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
31/12/2003	14.82
30/11/2003	14.70
31/10/2003	14.33
30/09/2003	14.37
31/08/2003	13.72
31/07/2003	13.29
30/06/2003	13.69
31/05/2003	13.40
30/04/2003	12.44
31/03/2003	12.55
28/02/2003	12.58
31/01/2003	12.68
31/12/2002	12.73
30/11/2002	12.67
31/10/2002	12.32
30/09/2002	12.35
31/08/2002	12.08
31/07/2002	12.20
30/06/2002	11.86
31/05/2002	11.76
30/04/2002	11.75
31/03/2002	11.37
28/02/2002	11.43
31/01/2002	11.73
31/12/2001	11.75
30/11/2001	11.51
31/10/2001	11.54
30/09/2001	11.04
31/08/2001	11.08
31/07/2001	11.34
30/06/2001	11.47
31/05/2001	11.71
30/04/2001	11.10
31/03/2001	11.18
28/02/2001	11.32
31/01/2001	11.38

Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m

31.12.2003

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	528.5	55.3	15.8	51.6	160.5	58.0	60.2	54.8	91.2	52.0	840.4	55.4
	West **	83.4	8.7	0.5	1.6	14.6	5.3	5.1	4.6	1.9	1.1	105.0	6.9
	East ***	0.2	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.3	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
	East ***	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	4.2	0.4	1.3	4.2	0.1	0.0	0.0	0.0	0.0	0.0	4.3	0.3
	East ***	1.6	0.2	0.0	0.0	0.5	0.2	0.2	0.2	0.0	0.0	2.3	0.2
Shops	Foreign countries	148.0	15.5	0.0	0.0	47.4	17.1	20.4	18.6	26.2	15.0	242.0	15.9
	West **	24.4	2.6	2.3	7.5	8.1	2.9	2.0	1.8	0.0	0.0	34.5	2.3
	East ***	8.4	0.9	0.0	0.0	1.7	0.6	0.9	0.8	13.0	7.4	24.0	1.6
Hotels and restaurants	Foreign countries	47.9	5.0	0.0	0.0	15.9	5.7	7.6	6.9	2.7	1.5	74.1	4.9
	West **	0.8	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.1
	East ***	10.4	1.1	0.0	0.0	3.5	1.3	1.7	1.5	1.6	0.9	17.2	1.1
Other non-residential properties	Foreign countries	17.2	1.8	0.0	0.0	3.5	1.3	4.1	3.7	28.4	16.2	53.2	3.5
	West **	40.3	4.2	10.5	34.3	7.8	2.8	3.3	3.0	0.7	0.4	52.1	3.4
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition	Foreign countries	34.9	3.7	0.0	0.0	11.7	4.2	3.7	3.4	9.2	5.2	59.5	3.9
	West **	4.8	0.5	0.2	0.7	1.5	0.5	0.6	0.5	0.3	0.2	7.2	0.5

buildings	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.1	0.0
Total commercial properties	Foreign countries	776.5	81.3	15.8	51.6	239.0	86.3	96.0	87.4	157.7	90.0	1,269.2	83.7
	West **	158.0	16.5	14.8	48.4	32.1	11.6	11.0	10.0	2.9	1.7	204.0	13.4
	East ***	20.8	2.2	0.0	0.0	5.8	2.1	2.9	2.6	14.6	8.3	44.1	2.9
	Total	**955.3**	**100.0**	**30.6**	**100.0**	**276.9**	**100.0**	**109.9**	**100.0**	**175.2**	**100.0**	**1,517.3**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	529.1	58.4	7.7	26.9	31.0	40.7	1.3	14.4	0.7	8.1	562.1	56.2
	East ***	123.0	13.6	0.4	1.4	10.0	13.1	0.8	8.9	0.3	3.5	134.1	13.4
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	113.2	12.5	1.6	5.6	9.6	12.6	0.6	6.7	0.3	3.5	123.7	12.4
	East ***	5.8	0.6	0.1	0.3	0.6	0.8	0.1	1.4	0.0	0.0	6.5	0.7
Residen-tial con-struction for letting purposes	Foreign countries	20.3	2.2	0.0	0.0	6.7	8.8	2.6	28.8	4.7	54.7	34.3	3.4
	West **	102.8	11.3	18.8	65.7	16.7	21.9	3.6	39.9	2.6	30.2	125.7	12.6
	East ***	11.8	1.3	0.0	0.0	1.5	2.0	0.0	0.0	0.0	0.0	13.3	1.3
Total residential properties	Foreign countries	20.3	2.2	0.0	0.0	6.7	8.8	2.6	28.8	4.7	54.7	34.3	3.4
	West **	745.1	82.2	28.1	98.3	57.3	75.3	5.5	61.0	3.6	41.9	811.5	81.2
	East ***	140.6	15.5	0.5	1.7	12.1	15.9	0.9	10.2	0.3	3.5	153.9	15.4
	Total	**906.0**	**100.0**	**28.6**	**100.0**	**76.1**	**100.0**	**9.0**	**100.0**	**8.6**	**100.0**	**999.7**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign												

countries	796.8	61.1	15.8	26.7	245.7	18.8	98.6	7.6	162.4	12.5	1,303.5	51.8
West **	903.1	88.9	42.9	72.5	89.4	8.8	16.5	1.6	6.5	0.6	1,015.5	40.3
East ***	161.4	81.5	0.5	0.8	17.9	9.0	3.8	1.9	14.9	7.5	198.0	7.9
Total	**1,861.3**	**73.9**	**59.2**	**100.0**	**353.0**	**14.0**	**118.9**	**4.7**	**183.8**	**7.3**	**2,517.0**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 31.12.2003

Total mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	England	229.7	0.0	86.9	37.4	47.3	401.3	31.6
	France	65.3	0.0	10.4	2.6	7.5	85.8	6.8
	Canada	22.0	0.0	8.0	4.0	1.1	35.1	2.8
	The Netherlands	37.9	15.8	10.7	2.6	6.2	57.4	4.5
	Spain	64.6	0.0	21.5	7.1	0.4	93.6	7.4
	United States	109.0	0.0	23.0	6.5	28.7	167.2	13.2
Shops	England	25.5	0.0	6.5	0.0	0.0	32.0	2.5
	Polen	122.5	0.0	40.9	20.4	26.2	210.0	16.5
Hotels and restaurants	England	29.8	0.0	9.9	4.6	0.0	44.3	3.5
	United States	18.1	0.0	6.0	3.0	2.7	29.8	2.3
Other non-residential properties	The Netherlands	0.0	0.0	0.0	4.1	28.4	32.5	2.6
	United States	17.2	0.0	3.5	0.0	0.0	20.7	1.6
Warehouse and exhibition buildings	France	34.9	0.0	11.7	3.7	9.2	59.5	4.7
Total commercial properties	England	285.0	0.0	103.3	42.0	47.3	477.6	37.6
	France	100.2	0.0	22.1	6.3	16.7	145.3	11.4
	Canada	22.0	0.0	8.0	4.0	1.1	35.1	2.8
	The Netherlands	37.9	15.8	10.7	6.7	34.6	89.9	7.1
	Polen	122.5	0.0	40.9	20.4	26.2	210.0	16.5
	Spain	64.6	0.0	21.5	7.1	0.4	93.6	7.4
	United States	144.3	0.0	32.5	9.5	31.4	217.7	17.2
Total		**776.5**	**15.8**	**239.0**	**96.0**	**157.7**	**1,269.2**	**100.0**

Residential Properties in Euro m 31.12.2003

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	France	10.2	0.0	3.4	1.7	4.7	20.0	58.3
	United States	10.1	0.0	3.3	0.9	0.0	14.3	41.7
Total residential properties	France	10.2	0.0	3.4	1.7	4.7	20.0	58.3
	United States	10.1	0.0	3.3	0.9	0.0	14.3	41.7
	Total	**20.3**	**0.0**	**6.7**	**2.6**	**4.7**	**34.3**	**100.0**

Total in Euro m 31.12.2003

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	England	285.0	0.0	103.3	42.0	47.3	477.6	36.6
	France	110.4	0.0	25.5	8.0	21.4	165.3	12.7
	Canada	22.0	0.0	8.0	4.0	1.1	35.1	2.7
	The Netherlands	37.9	15.8	10.7	6.7	34.6	89.9	6.9
	Polen	122.5	0.0	40.9	20.4	26.2	210.0	16.1
	Spain	64.6	0.0	21.5	7.1	0.4	93.6	7.2
	United States	154.4	0.0	35.8	10.4	31.4	232.0	17.8
	Total	**796.8**	**15.8**	**245.7**	**98.6**	**162.4**	**1,303.5**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Bonds & Notes

The German *Pfandbrief*



During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 38% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. The key characteristics of a Jumbo *Pfandbrief* are a minimum issuance volume of €500m and the commitment of at least three market makers to simultaneously quote bid/offer spreads for tickets of up to €15m during normal trading hours. As a result, Jumbo *Pfandbriefe* show a higher liquidity and more flexibility than traditional *Pfandbriefe*.

- Our Treasury Department
- Basic principles of the German Mortgage Bank Act
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- Essen Hyp Debt Issuance Program
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Bonds & Notes

Our Treasury Department





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Bonds & Notes

Basic Principles of the German Mortgage Bank Act

The strict requirements of the German Mortgage Bank Act (HBG), in conjunction with the comprehensive banking supervision exercised by the Federal Financial Supervisory Authority (BAFin), ensure that German mortgage banks maintain a particularly high safety standard. The German Mortgage Bank Act stipulates, amongst other things, that:

- the scope of business activities permitted to German mortgage banks is restricted to the granting of public-sector and mortgage loans;
- loans may only be granted if the securities offered meet the quality standards set out by law;
- a match between maturities and interest rates of the lending and funding business must be ensured at all times.

In addition to this, the German Mortgage Bank Act contains a number of provisions to ensure the quality of the assets serving as cover for public-sector and mortgage *Pfandbriefe*. A key prerequisite for including an asset in the cover pool is, for example, that the *Pfandbrief* creditor's preferential claim must be guaranteed in the event of bankruptcy. Furthermore, there are provisions that govern the legal structuring of the cover assets, the composition and management of the cover pool and, for mortgage *Pfandbriefe*, the establishment of the lending value.

A mortgage bank must ensure that sufficient cover is available at all times, so that the principal and interest payments from the loans included in the public-sector and mortgage cover pools match, or even better, exceed the principal and interest payments due to the *Pfandbrief* creditors. All cover assets are held on trust by a trustee who is appointed by the Federal Financial Supervisory Authority (BAFin). Any disposal of a cover asset by a mortgage bank requires the trustee's prior approval.

Experience has shown that the provisions of the German Mortgage Bank Act constitute a suitable basis for the supervision of the mortgage banks' business activities.

Amendment of the German Mortgage Bank Act (HBG) as of July 1, 2002

A) A wider range of business activities

A1.) Expansion of mortgage lending activities
Following the amendment of the German Mortgage Bank Act (HBG), German mortgage banks are now allowed to expand their non-cover business activities in the area of mortgage lending to the non-European G7 countries (United States, Canada, Japan). The total volume of these transactions, plus the total volume of mortgage loans granted to the Central European full member states of the OECD (i.e. Hungary, Czech Republic, Slovakia and Poland) is limited to five times the liable own capital (Section 5 (1) (2b) of the German Mortgage Bank Act), Japan limited to three times the liable own capital.

A2.) Expansion of public-sector lending activities
Public-sector loans that are eligible for cover may now be extended to central governments, regional governments and local authorities in Switzerland, the United States, Canada and Japan. In addition to this, loans to the central governments of other European full member states of the OECD (i.e. Poland, the Czech Republic, Slovakia and Hungary) may

now also be funded through the issuance of public-sector Pfandbriefe (Section 5 (1) (1) (a) and 5 (1) (1) (c) of the German Mortgage Bank Act).

The previously permitted range of public-sector cover transactions in EU member states and contracting states to the Agreement of the European Economic Area (EEA) was also expanded. It is now possible to grant public-sector loans to non-profit administrative organizations, which are subordinated to the central governments, regional governments or local authorities in these countries (Section 5 (1) (1) (d) of the German Mortgage Bank Act).

B) Inclusion of derivatives in the cover pool

For the first time, the derivative transactions entered into by German mortgage banks have been put on a legal basis. Pursuant to Section 5 (1) (4a) of the German Mortgage Bank Act German mortgage banks are now in principle entitled to enter into derivative transactions. In addition to this, the mortgage banks have the possibility of including derivatives in their Pfandbrief cover pools as ordinary cover (Section 6 (6) of the German Mortgage Bank Act).

An English translation of the German Mortgage Bank Act (HBG) can be retrieved from the website of the Association of German Mortgage Banks www.hypverband.de.

Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 30.09.2003

Security no	Increases by	Increases on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	Ratings S&P/Moody's
257 425			1,500	3,250	20/01/04	13/01/99	1-3/5/6-8/10/15/17/22	AAA/Aa1
257 326			1,023	5,750	06/02/04	31/01/96	1/2/4/5/8	AAA/Aa1
257 428			2,000	3,500	17/03/04	10/03/99	1-3/5/6/8-10/11/14	AAA/Aa1
257 422	500	11/01	1,267	3,750	17/11/04	10/11/98	3/5/6/10/12/15/22	AAA/Aa1
257 487	1.500	01/03	2,500	3,250	28/01/05	04/12/01	1-3/5/6/11/18/19/25	AAA/Aa1
245 522	500	07/03	1,000	1,750	21/02/05	13/02/03	1/3/5/13/18/24	AAA/Aa1
257 374	2.512	05/00	3,023	5,250	05/07/05	17/06/97	2/5/6/7/15/18	AAA/Aa1
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aa1
257 488			2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aa1
257 427	1.000	04/03	2,000	3,500	17/02/06	11/02/99	1-3/5/6/8/10/12/14-16	AAA/Aa1
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aa1
257 359	2.506	03/00	3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aa1
802 308			2,000	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aa1
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aa1
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aa1
169 713			2,200	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aa1
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aa1
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aa1
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aa1

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Gold Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bank- gesellschaft Berli 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesba 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB

Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 increased to €20bn in July 2002, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aa1
Senior Unsecured Debt	A-	A2
Subordinated Debt	BBB+	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Commerzbank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, Schroder Salomon Smith Barney, Deutsche Bank, UBS Warburg, Credit Lyonnais and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department:

Günter Pless Stefan Zander

Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail: Guenter.Pless@essenhyp.com

Tel.: +49 201 8135-353
E-mail: Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clear Stream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5bn. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's:	A-2 (Standard & Poor's) P-1 (Moody's)
Arranger:	Commerzbank AG
Frequent dealers:	Commerzbank AG, Deutsche Bank AG, Société Générale
Day-to-day dealer:	Goldman Sachs, London; Barclays, London; Dresdner, FFM; JP Morgan Chase, London; Lehman Brothers, London

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Treasury
Tel.: +49 201 8135-365

E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.



- Interim Report as of September 30, 2003 html
- Interim Report as of September 30, 2003 (English version) pdf
- Press Release as of September 30, 2003 (English version) pdf

- Annual Report 2002 (English version) html
- Annual Report 2002 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2001 (English version) html
- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2000

International Property Financing

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.

In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.

The properties that interest us most are office buildings,

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.


Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

- Europe and North America
- Borrower-specific financing structures
- Specialist knowledge
- Your contact partners
- Download brochure: "In the spotlight..."

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.

In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.

The properties that interest us most are office buildings,

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

International Property Financing

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.


Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

International Property Financing

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF)
"In the Spotlight: International Real Estate Projects"


SUNTRUST
Sun Trust International Center, Miami

This 31-floor property in whose financing Essen Hyp participates as a syndicate partner is located in the heart of downtown Miami and offers a total office area of 38,900 sqm.


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

International Property Financing

Your contact partners

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"

Hergen Dieckmann has been working in the national – and later also international – lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent observation of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.



Hergen Dieckmann

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external lawyers and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



Thomas Link

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge with customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



Rainer Polenz

Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



Assem El Alami

Career

Unsolicited Applications

Unsolicited applications are very welcome and receive our prompt attention. If you are interested in working with Hypothekenbank in Essen AG, please complete the following application form. This will help us to gain a first impression of your skills so that we can assess whether they fit in with our requirements.

Application for: ____________

Departments/Activities

- [ ] Treasury
- [ ] Property Financing
- [ ] Property Management
- [ ] Public Relations/Marketing
- [ ] Corporate Management
- [ ] Settlements
- [ ] Accounting and Taxes
- [ ] Controlling
- [ ] EDP, IT
- [ ] Personnel Department
- [ ] Legal Department
- [ ] Support Office of the Board of Managing Directors
- [ ] Secretariat of the Board of Managing Directors

Availability: ____________

Surname: ____________

First name: ____________

Street: ____________

Postal code / ZIP code ____________

Town: ____________

Country: ____________

Telephone: ____________

Fax: ____________

E-mail: @____________

Skills/Professional experience

Resume:

Submit Reset

About Us

Success needs far-sightedness



Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

- 10 successful years in retrospect
- Board of Managing Directors
- Executive Vice Presidents
- Trustees
- Supervisory Board
- Advisory Council
- Our Branches and Offices
- Imprint
- Hypothekenbank in Essen AG - Fifteen years

- Commerzbank - Our Major Shareholder (external Link)
- Verband deutscher Hypothekenbanken (external Link) (Association of German Mortgage Banks)

Business progress of Hypothekenbank in Essen AG

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Claims outstanding:											
Mortgage loans	108	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290
Public-sector loans	603	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870
Bonds and notes **)	31	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286
Other claims	0	460	491	174	461	672	888	1,591	2,415	2,703	4,035
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884
Public-sector *Pfandbriefe*	819	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738
Other bonds and notes / other liabilities	0	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855
New lending commitments:											
Mortgage loans	135	289	166	329	427	266	415	574	1,216	1,366	1,627
Public-sector loans	875	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235
Bonds and notes**)	31	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420
Capital and reserves:											
Subscribed capital and reserves***)	41	141	157	260	265	311	377	454	426	554	554
Profit-sharing capital	0	31	36	54	54	129	187	243	255	279	284
Subordinated liabilities	0	33	33	130	130	155	189	244	244	298	297
Balance-sheet total:	1,103	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979
Net interest and commission income:	5.0	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5
General operating expenses:											
Personnel expenses	0.8	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8
Other administrative expenses	0.7	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0
Operating result:	5.1	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3
Net income for the year:	3.1	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2
Allocation to revenue reserves:	3.1	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0
Total distribution:	0.0	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2

Notes: *) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

About Us

Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Harald Pohl, Oberhausen

About Us

Executive Vice Presidents

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

About Us

Trustees

Trustees

About Us

Supervisory Board

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Chairman; Member of the Central Advisory Board, Commerzbank AG (since June 1, 2003),
Frankfurt/Main

Berta Schuppli
Deputy Chairman, Wiesbaden

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Andreas de Maizière
Member of the Board of Managing Directors, Commerzbank AG,
Frankfurt/Main

Dr. Eric Strutz
Chief Financial Officer
Commerzbank AG, Frankfurt/Main

About Us

Advisory Council

Advisory Council

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
General Partner of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG, Berlin

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Hermann Marth
Chairman of the Board of Managing Directors, RAG Immobilien AG, Essen

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

About Us

Our Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-00
Fax: +49 30 81 45 07-29

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65

Hamburg
Fleethof- Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49(0)40 3 76 44 750
Fax: +49(0)40 3 76 44 627

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

About Us

Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Harald Pohl

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the

correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
E-mail: info@ve-k.de
Internet: www.ve-k.de

Introduction



Hubert Schulte-Kemper
Chairman of the Board
of Managing Directors

Those who trust in themselves have future! This was our conviction when f Hypothekenbank in Essen AG in 1987 - and all skeptics, and despite the fact th mortgage bank to be founded dated back as many as 26 years. We took the pro challenges which needed to be overcome. The belief in a good idea has always driving force.

Hard work is the key to success. However, it goes without saying that a bank top results when standing alone. What has been - and will be - decisive is to fin partners who have the courage to explore new shores and who trust in our wor like to thank you very much for your commitment, which has been a key factor success. It was not least due to your support that we have become the second l Jumbos and Globals in Germany and succeeded in capturing a market share of the past 15 years.

Striving for success is important, but it is even more important never to f come from. To be aware of one's origins helps to release the necessary energy setting positive examples. This is why our identification with, and close connecti have always been an integral part of our self-conception. We are a long-standin "Initiativkreis Ruhrgebiet", a working group aiming at promoting the Ruhr area, and participated in a number of major events. In addition to this, Essen Hyp reg expositions and round table discussions on science and culture.

As a part of these activities we had the pleasure of welcoming a number of illust and partners to the premises of our bank. For more than one and a half decade established and cultivated contacts all over the world.

Even though we were right from the beginning confident that we would p bank into practice, the success of the project by far exceeded our expecta Hyp enjoys an excellent standing on the global *Pfandbrief* markets. Trusting in o our courage to realize new ideas, we face the future with confidence. We look fo future together with you.

Hubert Schulte-Kemper

Hubert Schulte-Kemper

Contact

Chairman of the Board of Managing Directors Hubert Schulte-Kemper	Member of the Board of Managing Directors Michael Fröhner	Member of the Board of Managing Directors Harald Pohl
Secretariat: Tel.: +49 201 8135-301 Tel.: +49 201 8135-302	Secretariat: Tel.: +49 201 8135-311	Secretariat: Tel.: +49 201 8135-321
Treasury	Property Financing	Accounting and Taxes
Secretariat: Tel.: +49 201 8135-361 Tel.: +49 201 8135-362	Secretariat: Tel.: +49 201 8135-451	Secretariat: Tel.: +49 201 8135-601
Construction Management	Legal Department	Settlements
Secretariat: Tel.: +49 201 8135-411 Tel.: +49 201 8135-443	Secretariat: Tel.: +49 201 8135-484	Secretariat: Tel.: +49 201 8135-601

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

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